
05063898

2004 Annual Report


SEC MAIL PROCESSING
RECEIVED
AUG 18 2005
WASH, D.C. 192 SECTION

SpaceDev

13855 Stowe Drive, Poway, California 92064

SpaceDev, Inc.

Table of Contents

FINANCIAL HIGHLIGHTS

(Dollars in thousands except per share data)	Year ended December 31			March 31 (Unaudited)
	2002	2003	2004	2005
Operating Results				
Net Sales	3,370	2,956	4,891	1,807
Net Earnings (Loss)	(376)	(1,246)	(3,027)	101
Per Common Share	(0.03)	(0.08)	(0.16)	(0.00)
Total Operating Expenses	66	1,431	926	344
Research & Development	0	281	39	0
Financial Position				
Total Current Assets	3,543	900	5,689	6,044
Cash	28	592	5,069	5,413
Accounts Receivables	82	187	620	620
Total Current Liabilities	3,740	1,530	791	918
Total Liabilities	5,579	3,157	1,755	1,837
Stockholder Equity	(1,767)	(2,073)	4,336	4,618
OTHER DATA				
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	($707)	($1,035)	(110)	236
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	48	3,111	(225)	(43)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	475	(1,511)	4,812	151



13855 Stowe Drive • Poway, CA 92064
(858) 375-2000 • Fax: (858) 375-1000
E-mail: Info@SpaceDev.com

July 18, 2005

Dear Stockholder,

Thank you for your investment in SpaceDev!

Our most important successes in 2004 included starting the year by completing a small Lunar Lander conceptual design and being awarded a $43 million multi-phase Missile Defense Agency contract. We ended the year by powering SpaceShipOne into the history books with our hybrid rocket motor components and technology, being awarded the second phase of the Missile Defense Agency contract, achieving our eighth consecutive quarter of revenue growth, and promoting CFO Richard Slansky to the additional role of company President.

I am very pleased to report that our bold strategy of bringing the "microcomputer way of thinking" to the space industry continues to result in a growing number of SpaceDev technology development successes, contract awards, and expanded to eight quarters in a row of improving financial indicators. Non-cash charges kept us from achieving profitability, but conversions under our revolving credit facility contributed to a cash balance of over $5 million for future expansion and growth.

CHIPSat, our revolutionary, high performance, low-cost microsatellite developed for NASA and the University of California at Berkeley, celebrated its second anniversary in space on January 12, 2005. CHIPSat is the world's first orbiting node on the Internet, relying 100% on the Internet for all communications, command, control and science data transfers, and the world's first satellite whose mission control and operations center can be a laptop computer anywhere in the world connected to the Internet. CHIPSat successfully completed its science mission, and is fully functional and working on an extended mission.

Another great triumph last year was SpaceDev's powering of the record setting flights of SpaceShipOne, the world's first privately developed vehicle to exceed the speed of sound and to create private sector astronauts. This Paul Allen project won the $10 million X-Prize and helped create a significant interest in the development of a commercial space tourism industry. SpaceShipOne was powered by SpaceDev's hybrid rocket motor technology; the largest of its kind, and the first hybrid rocket motor to power human flight.

In March 2004, SpaceDev was awarded a $43 million contract by the Missile Defense Agency to develop up to six microsatellites, more advanced than CHIPSat. We anticipate that this multi-year, multi-phase contract will result in the full award amount being booked as revenue if SpaceDev successfully completes each contract phase and MDA initiates each of the follow-on phases. SpaceDev is currently working towards completion of phase II, which will result in a critical design review and preparations for manufacturing, integration and testing of the high performance micro-satellites.

SpaceDev completed work on the development of a Shuttle-compatible space-maneuvering vehicle and a hybrid propulsion module for the Air Force Research Laboratory. SpaceDev is now positioned to capitalize on the burgeoning "space superiority" market. SpaceDev continues to work on phase II of our SpaceDev Streaker™ small launch vehicle development program.

In 2004, we recorded four more consecutive quarters of revenue growth, and our earnings before interest, taxes, depreciation and amortization improved in each of the four quarters in 2004. We ended the year with several new contracts, recorded a positive cash flow in the fourth quarter of 2004 and had operating income of over $144,000, for the first time.

Continued project successes could result in additional follow-on programs from MDA, AFRL, DARPA and other government agencies and commercial organizations. The successful operation of our microsats for MDA could drive demand for additional, similar, high performance, microsatellites, and for an affordable small launch vehicle like our SpaceDev Streaker™.

I believe SpaceDev is well positioned to take advantage of many existing and new space technology market opportunities and to accelerate our growth by bringing in more new business. In addition, we are investigating different business relationships that we believe will help to create a more viable Company for all of us. Finally, although our focus has been on solidifying the foundation of your Company, we will continue to bring SpaceDev to the attention of analysts, fund managers and institutions, while we strive toward moving SpaceDev to a national exchange at our earliest opportunity.

I invite you to attend our annual stockholders meeting here in Poway on Friday, August 12, 2005 at approximately 9:00 AM PST. Onward and upward!

Sincerely,



James W. Benson
Founding Chairman and Chief Executive

OUR BUSINESS

Forward Looking Statements

The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this document. Readers are also urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business, including without limitation the disclosures made under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations,", in our General Registration Statement on Form 10SB12G/A filed January 28, 2000 and in our other periodic reports (e.g., Form 10-KSB, Form 10-QSB and Form 8-K).

In addition to historical information, the following discussion and other parts of this document may contain forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of such terms or other comparable terminology. These statements are only predictions.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to publicly update any of the forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations.

Actual results could differ materially from those anticipated by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the level of sales to key customers; the economic conditions affecting our industry; actions by competitors; fluctuations in the price of raw materials; the availability of outside contractors at prices favorable to the Company; our dependence on single-source or a limited number of suppliers; our ability to protect our proprietary technology; market conditions influencing prices or pricing; an adverse outcome in potential litigation, claims and other actions by or against us, technological changes and introductions of new competing products; fluctuations in economic conditions; terrorist attacks or acts of war, particularly given the acts of terrorism against the United States on September 11, 2001 and subsequent military responses by the United States in Afghanistan and Iraq; mission disasters such as the loss of the space shuttle Columbia on February 1, 2003 during its re-entry into earth's atmosphere; ability to retain key personnel; changes in market demand; exchange rates; productivity; weather; and market and economic conditions in the areas of the world in which we operate and market our products. These are factors that we think could cause our actual results to differ materially from expected and historical events.

General

SpaceDev, Inc. (the "Company," "SpaceDev," "we," "us" or "our") is engaged in the conception, design, development, manufacture, integration and operations of space technology subsystems, systems, products and services. We are currently focused on the commercial and military development of low-cost microsatellites, nanosatellites and related subsystems, hybrid rocket propulsion for space and launch vehicles, as well as the associated engineering technical services to government, aerospace and other commercial enterprises. Our products and solutions are sold directly to these customers and include sophisticated micro- and nanosatellites, hybrid rocket-based launch vehicles, orbital Maneuvering and orbital Transfer Vehicles as well as safe sub-orbital and orbital hybrid rocket-based propulsion systems. We are also developing commercial hybrid rocket motors for possible use in small launch vehicles, targets and sounding rockets, and small high performance space vehicles and subsystems.

Our approach is to provide smaller spacecraft – generally 250 kg (550 pounds) mass and less – and cleaner, safer hybrid propulsion systems to commercial, government, university and limited international customers. We are developing smaller spacecraft and miniaturized subsystems using proven, lower cost, high-quality off-the-shelf components. Our space products are modular and reproducible, which allows us to create affordable space solutions for our customers. By utilizing our innovative technology and experience, and space-qualifying commercial industry-standard hardware, software and interfaces, we provide increased reliability with reduced costs and risks.

We have been awarded, have successfully concluded or are successfully concluding contracts from such esteemed government, university and commercial customers as the Air Force Research Laboratory, Boeing, the California Space Authority, the Defense Advanced Research Projects Agency, NASA's Jet Propulsion Laboratory, Lockheed Martin, Lunar Enterprise Corporation, Malin Space Science Systems, the Missile Defense Agency (formerly the "Ballistic Missile Defense Organization"), the National Reconnaissance Office, Scaled Composites and the University of California at Berkeley via NASA.

We were incorporated under the laws of the State of Colorado on December 23, 1996 as Pegasus Development Group, Inc. ("PDGI"). SpaceDev, LLC of Colorado was originally formed in 1997 for commercial space exploration and was the sole owner of shares of common stock of SpaceDev (a Nevada corporation) ("SpaceDev"), formed on August 22, 1997. On October 22, 1997, PDGI issued 8,245,000 of its $0.0001 par value common stock for 100 percent (1,000,000 shares) of SpaceDev's common stock owned by SpaceDev, LLC. Upon the acquisition of the SpaceDev stock, SpaceDev was merged into PDGI and, on December 17, 1997, PDGI changed its name to **SpaceDev, Inc**. After the merger, SpaceDev, LLC, changed its name to SD Holdings, LLC on December 17, 1997. We became a publicly traded company in October 1997 and are currently trading on the Nasdaq Over-the-Counter Bulletin Board ("OTCBB") under the symbol of "SPDV."

In February 1998, we acquired Integrated Space Systems, in San Diego. Integrated Space Systems was fully integrated into SpaceDev. Most of the Integrated Space Systems employees were former commercial Atlas launch vehicle engineers and managers who worked for General Dynamics in San Diego. As SpaceDev employees, they primarily develop systems and products based on hybrid rocket motor technology and launch vehicle systems. Integrated Space Systems was dissolved in 2003.

In August 1998, we acquired a license to the patents and intellectual property produced by American Rocket Company. The acquisition provided us access to a large cache of hybrid rocket documents, designs and test results. The American Rocket Company specialized in the design, development and testing of hybrid rocket technology (solid fuel plus liquid oxidizer) for small sounding rockets and launch vehicles.

In late 1998, we bid and won a government-sponsored research and development contract, which was directly related to our strategic commercial space interests. We competed with seven other industry teams and we were one of five firms selected by NASA's Jet Propulsion Laboratory to perform a mission and spacecraft feasibility assessment study for the proposed 200-kg Mars MicroMissions. The final report was delivered to the Jet Propulsion Laboratory in March 1999 and, as a result, we now offer lunar and Mars commercial deep-space missions based on this and subsequent innovative space system designs.

In mid-1999, we won an R&D contract from the National Reconnaissance Office to study small hybrid-based "micro" kick-motors for small-satellite orbital transfer applications. During the contract, we successfully developed three Secondary Payload Orbital Transfer Vehicle design concepts. We subsequently created a prototype, which led to the development of our capability to apply the Secondary Payload Orbital Transfer Vehicle concept to our subsequent Maneuvering and orbit Transfer Vehicle development programs.

In November 1999, we won a $4.9 million mission contract by the Space Sciences Laboratory at the University of California at Berkeley. We were competitively selected to design, build, integrate, test and operate, for one year, a small NASA-sponsored scientific, Earth-orbiting spacecraft called CHIPSat. CHIPSat is the first and, to our knowledge, only successful mission of NASA's low-cost University-Class Explorer series to date. Due to additional NASA and customer reviews, additional work, schedule extensions and a fee for one year of satellite operations, the CHIPSat contract award was increased by approximately $2.5 million in 2001 and 2002, bringing the total contract value for design, build, launch and operations to approximately $7.4 million. CHIPSat launched as a secondary payload on a Delta-II rocket on January 12, 2003. CHIPSat is the world's first orbiting Internet node. The satellite achieved 3-axis stabilization with all individual components and systems successfully operating and continues to work well in orbit. After more than two years. The CHIPSat program generated approximately $2.1 million, $3.2 million, $1.7 million, $0.4 million and $0.1 million of revenue in 2000, 2001, 2002, 2003 and 2004, respectively.

On March 22, 2000, the California Spaceport Authority and the California Space and Technology Alliance awarded us a grant of approximately $100,000 to be used for test firing our hybrid rocket motors. California's Western Commercial Space Center also awarded us approximately $200,000 to help build and equip its satellite and space vehicle manufacturing facilities. These capabilities were used to expand our project and technology base.

In July 2000, the National Reconnaissance Office granted us two separate follow-on competitive awards of approximately $400,000 each for further hybrid rocket engine design, test, evaluation, and development. Our work for the National Reconnaissance Office has helped fund two innovative hybrid rocket motor potential products:

- a family of small versatile orbital Maneuver and orbit Transfer Vehicles using clean, safe hybrid rocket propulsion technology; and,
- a protoflight hybrid propulsion module for a 50-kg class microsatellite.

Both of those contracts were successfully completed.

In September 2001, Scaled Composites awarded us a contract for a proprietary hybrid propulsion development program for Scaled's "SpaceShipOne," valued in excess of $1 million. The entire contract, awarded upon the submitted designs, was valued at approximately $2.2 million. The contract was indicative of an increased demand for our hybrid motor technology and expertise in the space industry. Work on this project generated approximately $1.2 million and $397,000 of revenue in 2002 and 2003, respectively. In September of 2003, SpaceDev was selected by Scaled Composites as the sole supplier of hybrid propulsions systems, and was awarded the follow-on SpaceShipOne propulsion contract. We generated approximately $115,000 of revenue in 2003 and $686,000 of revenue in 2004 from this contract and related engineering change orders, with approximately $180,000 from engineering change orders and approximately $506,000 from the contract.

- On December 17, 2003, which corresponded with the 100th anniversary of the Wright Brothers flight, our hybrid propulsion system, which we believe is the world's largest of its kind, aboard SpaceShipOne, successfully powered a pilot toward space on its historic first powered supersonic flight. After being released by the White Knight, a carrier aircraft, the SpaceShipOne Test Pilot flew the ship to a stable, 0.55 mach gliding flight condition, started a pull-up, and fired our hybrid rocket motor. Nine seconds later, SpaceShipOne broke the sound barrier and continued its steep powered ascent. The climb was very aggressive, accelerating forward at more than 3-g while pulling upward at more than 2.5-g. At motor shutdown, 15 seconds after ignition, SpaceShipOne was climbing at a 60-degree angle and flying near 1.2 Mach (930 mph). The test pilot then continued the maneuver to a vertical climb, achieving zero speed at an altitude of 68,000 feet.

- On June 21, 2004, our proprietary hybrid rocket motor technology successfully powered SpaceShipOne on its fourth and most important history-making flight to space. At approximately 7:45 AM PDT on Monday, June 21st, SpaceDev powered SpaceShipOne well beyond the 50 mile altitude required to be considered a space flight, and created the world's first private sector astronaut. After being released by the White Knight, SpaceShipOne's test pilot, Mike Melvill, fired the rocket motor at the planned altitude and the rocket motor then propelled SpaceShipOne to over 328,000 feet in approximately 80 seconds, flying near Mach 5.0.

- On September 29, 2004 and October 4, 2004, our hybrid propulsion technology helped propel Scaled Composites/Paul Allen's SpaceShipOne into space flight history as the craft garnered the $10 Million Ansari X Prize, a contest created to stimulate the development of the private sector human space flight industry. We provided several critical components and the hybrid rocket technology for the craft's motor, including igniter, injector and main operating valve, which successfully performed as expected and powered SpaceShipOne on its historic manned flight. SpaceShipOne exceeded the altitude requirement on both scheduled flights as required by the Ansari X Prize competition. The hybrid propulsion system burned full duration and pilot Brian Binnie steered SpaceShipOne high above the Mojave, California desert to a height of 367,442 feet altitude (69.5 miles), which far exceeded the required 328,000 feet altitude – a sky-high goal required by the X Prize Foundation of St. Louis, Missouri. The altitude is generally considered to be the threshold of space.

Although we were not the recipient of the Ansari X Prize, it was a contest designed to jumpstart the space tourism industry through competition among the most talented entrepreneurs and rocket experts in the world. SpaceShipOne was built and launched with private funds from Paul Allen. The craft was able to carry equivalent weight of three people to 100 kilometers (62.5 miles) and return safely to earth. The competition followed in the footsteps of more than 100 aviation incentive prizes offered between 1905 and 1935 credited with spawning today's multibillion-dollar air transport industry. By helping SpaceShipOne succeed, we were instrumental in moving the private space community closer to realizing its vision of creating safe, affordable, commercial human space flight.

On April 4, 2002, SpaceDev, Inc., an Oklahoma corporation, was formed for the purpose of investigating and developing commercial space products in the state of Oklahoma. We currently have no plans to develop this business in Oklahoma and our subsidiary there remains dormant.

On April 30, 2002, the Company was awarded Phase I of a contract to develop a Shuttle-compatible propulsion module for the Air Force Research Laboratory. We received an award for Phase II of the contract on March 28, 2003. We are using the project to further expand our Maneuvering and Orbital Transfer Vehicle technology and product line to satisfy government space transportation requirements. The first two phases of the contract have an estimated value of approximately $2.5 million, of which $100,000 was awarded for Phase I. Phase II of the contract is cost-plus fixed fee. In order to complete Phase II, we requested and were granted approximately four months of additional time and approximately $240,000 of additional funding, memorialized by a contract amendment executed on July 7, 2004. In addition to the Phase I and Phase II awards, there is an option worth approximately $800,000, which was initiated on May 3, 2004. The additional funding to complete AFRL Phase II came in part from the original $1 million option; thereby reducing the option to approximately $800,000. An additional effort to develop a miniaturized Shuttle-compatible propulsion module has been added to this contract and is worth approximately $150,000.

On July 9, 2003, we were awarded a contract by the Missile Defense Agency to explore the use of microsatellites in national missile defense. It was a precursor contract to the $43 million contract mentioned below. Our microsatellites are operated over the Internet and are capable of pointing and tracking targets in space or on the ground. This study explored fast response microsatellite launch and commissioning; small, low-power passive sensors; target acquisition and tracking; formation flying and local area networking within a cluster of microsatellites; and an extension of our proven use of the Internet for on-orbit command, control and data handling. The contract was successfully concluded on February 27, 2004. The total contract value was $800,000. This contract was considered an investigatory phase by MDA.

Also, on July 9, 2003, we were awarded a Phase I Small Business Innovation Research contract by Air Force Research Lab to design and effectively begin the development of our small launch vehicle. The SpaceDev Small Launch Vehicle will be designed to responsively and affordably lift up to 1,000 pounds to Low Earth Orbit. The SpaceDev Small Launch Vehicle concept is based on a proprietary combination of technologies to increase the performance of hybrid rocket motor technology. Hybrid rocket motors are a combination of solid fuel and liquid oxidizer, and can be relatively safe, clean, non-explosive, and storable, and can be throttled, shut down and restarted. This contract was valued at approximately $100,000, and was a fixed price, milestone-based agreement, which was completed in about one year. The Phase II of this SBIR was awarded on September 29, 2004 and is worth approximately $1,557,000. The contract outlines the development and test firing of our large Common Core Booster for the SpaceDev Small Launch Vehicle. Congress has awarded us approximately $3.0 million in additional funding for this project, which we expect will be available by mid-2005. We believe that there is additional interest by Congress in providing further funding to expand and accelerate the scope of the work; however, there can be no assurance that such work will be awarded to us.

Also, on July 9, 2003, we were awarded a Phase I contract to develop micro and nanosatellite bus and subsystem designs. This Air Force Research Laboratory Small Business Innovation Research contract, valued at approximately $100,000, has enabled us to explore the further miniaturization of our unique and innovative microsatellite subsystems. It has also enabled us to explore ways to reduce the time and cost to build small satellites through further standardization in order to help define de facto standards for payload hardware and software interfaces. The contract is fixed price, milestone-based and was completed in about one year. On August 23, 2004, we were awarded the Phase II of this Small Business Innovation Research grant, which was later amended on September 8, 2004 to shorten the length of the overall contract, worth approximately $739,000 for carry-forward work.

On July 24, 2003, we were awarded a contract by Lunar Enterprise of California for a first phase project to begin developing a conceptual mission and spacecraft design for a lunar lander program. The unmanned mission is being designed to put a small dish antenna near the south pole of the Moon. From that location it will be in near-constant sunlight for solar power generation, and should be able to perform multi-wavelength astronomy while communicating with ground stations on Earth. The contract value was $100,000 and was completed by November 2003. We were awarded a follow-on phase to further analyze launch opportunities, spacecraft design, trajectory possibilities, potential landing areas, available technologies for a small radio astronomy system, and communications and data handling requirements on July 20, 2004 in the amount of $150,000. The contract has been completed.

On December 18, 2003, we were awarded a contract by the Defense Advanced Research Projects Agency for the study of Novel Satcom Microsat Constellation Deployment. The contract was a milestone-based, fixed price contract with total consideration of approximately $200,000. On August 6, 2004, an additional $39,849 was added to the contract for increased scope, bringing the total contract value on this fixed price effort to approximately $240,000. The contract has been completed.

On March 31, 2004, we were awarded a five-year, cost-plus-fixed fee indefinite delivery/indefinite quantity contract for up to $43,362,271 to conduct a microsatellite distributed sensing experiment, an option for a laser communications experiment, and other microsatellite studies and experiments as required in support of the Advanced Systems Deputate of the Missile Defense Agency. This effort will be accomplished in a phased approach, with the first Task Order for approximately $1.1 million awarded on April 1, 2004 and completed by September 30, 2004. The second Task Order for approximately $8.3 million was awarded on October 20, 2004. The principal place of performance will be Poway, California. We expect to complete the work under the contract before March 2009. Government contract funds will not expire at the end of the current government fiscal year. The microsatellite distributed sensing experiment is intended to design and build up to six responsive, affordable, high performance microsatellites to support national missile defense. The milestone-based, multiyear, multiphase contract had an effective start date of March 1, 2004. Approximately $1.14 million of revenue was generated under the first phase of this contract. The first phase or "Task Order," resulted in a detailed mission and microsatellite design. The second phase or "Task Order," was signed on October 20, 2004 with an effective date of October 1, 2004. The second Task Order is expected to be completed by January 2006. The overall contract calls for us to analyze, design, develop, fabricate, integrate, test, operate and support a networked cluster of three formation-flying boost phase and midcourse tracking microsatellites, with an option to design, develop, fabricate, integrate, test, operate and support a second cluster of three formation flying microsatellites to be networked on-orbit with high speed laser communications technology. The third phase is anticipated to begin on or before February 2006.

Business Strategy

Our strategy is based on the belief that innovative advancements in technology and the application of standard business processes and practices will make access to space much more practical and affordable. We believe these factors will cause growth in certain areas of space commerce and will create new space markets and increased demand for our proprietary products.

Our business strategy is to:

- Introduce commercial business practices into the space arena, use off-the-shelf technology in innovative ways and standardize hardware and software to reduce costs and to increase reliability and profits;

- Start with small, practical and profitable projects, and leverage credibility and profits into larger and ever more bold initiatives - utilizing partnerships where appropriate;

- Bid, win and leverage government programs to fund our Research and Development ("R&D") and product development efforts;

- Integrate our smaller, low cost commercial spacecraft and hybrid space transportation systems to provide one-stop turnkey payload and/or data delivery services to target customers;

- Apply our low cost space products to new applications and to create new users, new markets and new revenue streams;

- Produce and fly commercial missions, in conjunction with partners and investors, throughout the inner solar system in the commercial beyond earth orbit "space"; and

- Join or establish a team to build a safe, affordable sub-orbital, passenger space plane to help initiate the space tourism business ; and,

- Establish a team to build a safe, affordable orbital passenger vehicle as a potential shuttle replacement.

We believe that our business model, emphasizing smaller satellites, commercial approaches, technological simplicity, architectural and interface standardization and horizontal integration (i.e., "whole product"), provides the following advantages:

- Enables small-space customers to contract for end-to-end mission solutions, reducing the need for and complexity of finding other contractors for different project tasks;

- Decreases schedule time and lowers total project costs, thereby providing greater value and increases return on investment for us and our customers; and

- Creates barriers to entry by and competition from competitors.

Products and Services; Market

We currently have two primary lines of space products and services on which we believe a sound foundation and profitable, cash generating business can be built:

- Our Spacecraft Products and Services – Microsatellites & Nanosatellites, BD-II Spacecraft Buses, and Maneuvering and orbital Transfer Vehicles; and,

- Our Propulsion Products and Services – Hybrid Propulsion and Launch Vehicle Systems.

These products and services are being marketed and sold directly into primarily domestic government, university, military and commercial markets. We consider ourselves a project company rather than a product company today, although products are generated from projects. Our long term goal and vision is to migrate from a project company to a product company. Our business is not seasonal to any significant extent; however, our business follows normal industry trends such as increased demand during bullish economic periods, or slow-downs in demand during periods of recession.

In addition, we are working with partners to create new markets that can generate new space-related service, media, tourism and commercial revenue streams. While we believe that certain space market opportunities are still several years away, we are currently working with industry-leading partners to develop unique enabling technology for the potentially very large sub-orbital manned space plane tourism market; and, creating a new unmanned Beyond Earth Orbit commercial market with spacecraft derived from our NASA JPL Mars MicroMission and Boeing Lunar Orbiter mission design contracts.

Our Spacecraft Products and Services

Microsatellites & Nanosatellites - We design and build small, light, high-performance, reliable and affordable micro- and nanosatellites. The primary benefit of micro- and nanosatellites is lower cost and weight. Since we can dramatically reduce manufacturing costs and the costs to launch the satellites to earth-orbit and deep space, we can pass those cost savings on to our customers. Small, inexpensive satellites were once the exclusive domain of scientific and amateur groups; however, smaller satellites are now a viable alternative to larger, more expensive ones, as they provide cost-effective solutions to traditional problems. We design and build low cost, high-performance space-mission solutions involving microsatellites (generally less than 100 kg) and even smaller satellites (less than 50 kg). Our approach is to provide smaller spacecraft and compatible low cost, safe hybrid propulsion space systems to a growing market of commercial, government and potentially international customers.

BD-II (Boeing Delta-II compatible) spacecraft buses - We have a qualified microsatellite bus available to sell as a standard, fixed-price product to government and commercial customers needing an affordable satellite for small payloads. We began developing this product in 1999, when we were selected as the mission designer, spacecraft bus provider, integrator and mission operator of the University of California at Berkeley Space Sciences Laboratory's Cosmic Hot Interstellar Plasma Spectrometer ("CHIPS") mission. CHIPSat was launched at 4:45 PM PST on January 12, 2003 from Vandenberg Air Force Base in California. The satellite achieved 3-axis stabilization with all individual components and systems successfully operating and continues to work well in orbit.

Maneuvering and orbital Transfer Vehicle - Our Maneuvering and orbital Transfer Vehicle system is a family of small, affordable, elegantly simple, throttleable, and restartable propulsion and integrated satellite products. Our Maneuvering and orbital Transfer Vehicle can be used as a standard propulsion module to transport a customer's payload to different orbits. The Maneuvering and orbital Transfer Vehicle provides the change in velocity and maneuvering capabilities to support a wide variety of applications for on-orbit maneuvering, proximity operations, rendezvous, inspection, docking, surveillance, protection, inclination changes and orbital transfers.

Spacecraft and Subsystem Design - We also provide reliable, affordable access to space through innovative solutions currently lacking in the marketplace. Our approach is to provide smaller spacecraft – generally 250 kg mass and less – and compatible hybrid propulsion space systems to commercial, university and government customers. The small spacecraft market is supported by the evolution and enabling of microelectronics, common hardware & software interface standards, and smaller launch vehicles. Reduction of the size and mass of traditional spacecraft electronics has reduced the overall spacecraft size, mass, and volume over the past 10 to 15 years. For example, our miniature flight computer is only 24 cubic inches and provides 300 million instructions per second of processing power versus a competitor's more "traditional" solution that requires about 63 cubic inches and only provides 10 MIPS.

Microsatellite & Nanosatellite Launches - To support the growth in customer demand within the small satellite market, we work with launch providers to identify and market affordable launch opportunities and to provide customers with a complete on-orbit data delivery service that combines our spacecraft and hybrid propulsion products. These innovative, low-cost, turnkey launch solutions will allow us to provide one-stop shopping for launch services, spacecraft, payload accommodation, total flight system integration and test and mission operations. The customer only needs to provide the payload, and we have the capacity to perform all the tasks required for the customer to get to orbit and to begin collecting their data.

Mission Control and Operations - Our mission control and operations center, located in our headquarters building near San Diego, coupled with our mission control and operations package, is uniquely Internet-based and allows for the operation and control of missions from anywhere in the world that has access to the Internet. CHIPSat was the first U.S. mission to use end-to-end satellite operations with TCP/IP and FTP. While this concept has been analyzed and demonstrated by the NASA OMNI team, CHIPSat is the first to implement the concept as the only means of satellite communication. A formation flying cluster or constellation of TCP/IP-based microsatellites, similar to the cluster of microsats we are developing for the Missile Defense Agency, can be designed to communicate directly with each other, as in a wide area network in space. Provided any one satellite/node in this network is in line-of-sight with any ground station at any given time, the entire constellation could always maintain ground station connectivity, thus creating a network on-orbit and on the web, a direct extension of CHIPSat's elegantly simple TCP/IP mission operations architecture.

Our Propulsion Products and Services

Hybrid Rocket Propulsion and Launch Vehicle Systems - We provide a wide variety of safe, clean, simple, reliable, cost-effective hybrid propulsion systems to safely and inexpensively enable satellites and on-orbit delivery systems to rendezvous and maneuver on-orbit and deliver payloads to sub-orbital altitudes. Hybrid rocket propulsion is a safe and low-cost technology that has tremendous benefits for current and future space missions. Our hybrid rocket propulsion technology features a simple design, is restartable, is throttleable and is easy to transport, handle and store.

Hybrid Orbital Vehicle - we have begun designing a reuseable, piloted, sub-orbital space ship that could be scaled to safely and economically transport passengers to and from low earth orbit, including the International Space Station. The name of the vehicle is the SpaceDev DreamChaser(TM). We signed a non-binding Space Act Memorandum of Understanding with NASA Ames Research Center, which confirms our intention to explore novel, hybrid propulsion based hypersonic test beds for routine human space access. We will explore with NASA collaborative partnerships to investigate the potential of using our proven hybrid propulsion and other technologies, and a low cost, private space program development approach, to establish and design new piloted small launch vehicles and flight test platforms to enable near-term, low-cost routine space access for NASA and the United States. One possibility for collaboration is the SpaceDev DreamChaser(TM) project, which is currently being discussed with NASA Ames. Unlike the more complex SpaceShipOne, for which SpaceDev provided critical proprietary hybrid rocket motor propulsion technologies and components, the SpaceDev DreamChaser(TM) would be crewed and launch vertically, like most launch vehicles, and would glide back for a normal horizontal runway landing. The sub-orbital SpaceDev DreamChaser(TM) will have an altitude goal of approximately 160 km (about 100 miles) and will be powered by a single, high performance hybrid rocket motor, under parallel development by us for the SpaceDev Streaker(TM), a family of small, expendable launch vehicles, designed to affordably deliver small satellites to low earth orbit. The SpaceDev DreamChaser(TM) will use motor technology being developed for the SpaceDev Streaker(TM) booster stage, the most powerful motor in the Streaker family. The SpaceDev DreamChaser(TM) motor will produce approximately 100,000 pounds of thrust, about six times the thrust of the SpaceShipOne motor, but less than one-half the thrust of the 250,000 pounds of thrust produced by hybrid rocket motors developed several years ago by the American Rocket Company. Our non-explosive hybrid rocket motors use synthetic rubber as the fuel, and nitrous oxide for the oxidizer to make the rubber burn. Traditional rocket motors use two liquids, or a solid propellant that combines the fuel and oxidizer, but both types of rocket motors are explosive, and all solid motors produce copious quantities of toxic exhaust. Our hybrid rocket motors are non-toxic and do not detonate like solid or liquid rocket motors.

Mission Analysis and Design - We can provide end-to-end mission design and analysis, including the design of the mission and its science, commerce or technology demonstration goals, the design of an appropriate space vehicle (satellite or spacecraft), prototype development, construction and testing of the spacecraft, integration of one or more payloads (instruments, experiments or technologies) into the spacecraft, integration of the spacecraft onto the launch vehicle (rocket), the launch and the mission control and operations during the life of the mission. Many of our products and services are now qualified or are nearing qualification to assist with missions that orbit the earth, travel to another planetary body, or cruise through space taking measurements and transmitting valuable data back to Earth.

Components and Raw Materials

Although we may experience a shortage of certain parts and components related to our products, we have many alternative suppliers and distributors and are not dependent on any individual supplier or distributor. Furthermore, we have not experienced difficulty in our ability to obtain our parts or component materials, nor do we expect this to be an issue in the future.

Competition

We compete for sales of our products and services based on price, performance, technical features, contracting approach, reliability, availability, customization, and, in some situations, geography. Our primary competition for low-cost propulsion systems using clean, safe, commercially available hybrid rocket motor technology comes from Cesaroni Technology Incorporated in Canada and their affiliates. While Lockheed Martin has demonstrated large-scale hybrid rocket capability, and there are a number of smaller enterprises, especially academic-based organizations, in the domestic market currently investigating various aspects of hybrid rocket technology, to-date we have seen limited competitive pressures arising from these organizations.

The primary domestic competition for unmanned earth-orbiting micro-satellites, unmanned deep space micro-spacecraft and micro-satellite subsystems as well as software systems comes from other small companies such as AeroAstro, Orbital Sciences and Spectrum Astro. The most established international competitors are Surrey Satellite Technology Limited ("SSTL") in the United Kingdom, OHB Systems in Germany, an OHB Technology AG Company, and EADS Astrium with locations throughout Western Europe. Swedish Space Corporation is also able to compete in the small-satellite arena, particularly in the European market. In addition to private companies, there are a limited number of universities in the United States that have the capability to produce reasonably simple micro-satellites; these include, Weber State in Ogden, Utah and Colorado University in Boulder, Colorado.

While we believe that our product and service offerings provide a wide breadth of solutions for our customers and prospective customers, some of our competitors compete across many of our product lines. Several of our current and potential competitors have greater resources, including technical and engineering resources. We are not aware of any established large companies (e.g., Northrop Grumman, Lockheed Martin, Boeing), which have expressed corporate goals to design and build inexpensive micro-spacecraft for a mission, which would be our direct competition.

We also compete with each of our competitors for qualified engineers. There is a limited number of individuals with all of the requirements that we seek and there can be no assurance that we can locate and recruit these individuals in a timely and cost-effective manner. Many of our competitors have greater resources than we do and can offer higher salaries or better incentives to attract these individuals.

Regulation

Our business activities are regulated by various agencies and departments of the U.S. government and, in certain circumstances, the governments of other countries. Several government agencies, including NASA and the U.S. Air Force, maintain Export Control Offices to ensure that any disclosure of scientific and technical information complies with the Export Administration Regulations and the International Traffic in Arms Regulations ("ITAR"). Exports of the Company's products, services and technical data require either Technical Assistance Agreements ("TAAs") or licenses from the U.S. Department of State, depending on the level of technology being transferred. This includes recently published regulations restricting the ability of U.S.-based companies to complete offshore launches, or to export certain satellite components and technical data to any country outside the United States. The export of information with respect to ground-based sensors, detectors, high-speed computers, and national security and missile technology items are controlled by the Department of Commerce. The government is very strict with respect to compliance and has served notice that failure to comply with the ITAR and/or the Commerce Department regulations may subject guilty parties to fines of up to $1 million and/or up to 10 years imprisonment per violation. The failure of the Company to comply with any of the foregoing regulations could have serious adverse effects as dictated by the rules associated with compliance to the ITAR regulations. Also, our ability to successfully market and sell into international markets may be severely hampered due to ITAR regulation requirements. Our conservative position is to consider any material beyond standard marketing material to be regulated by ITAR regulations. This year we began an active and comprehensive internal and external ITAR training program provided by our regulatory consulting firm, Q International Group, and the Society for International Affairs, both for our employees and our Empowered Official, Mr. Slansky. We also introduced in 2003 an Internal Export Compliance Control Program for defense articles and defense services controlled by the U.S. Department of State under ITAR.

In addition to the standard local, state and national government regulations that all businesses must adhere to, the space industry has specific regulations. In the U.S., command and telemetry frequency assignments for space missions are primarily regulated by the Federal Communications Commission for our domestic commercial products. Our products geared toward domestic government customers are regulated by the National Telecommunications Information Agency and any of our products sold internationally, if any, are regulated by the International Telecommunications Union. All launch vehicles that are launched from a launch site in the United States must pass certain launch range safety regulations that are administered by the U.S. Air Force. In addition, all commercial space launches that we might perform require a license from DOT. Satellites that are launched must obtain approvals for command and frequency assignments. For international approvals, the FCC and NTIA obtain these approvals from the ITU. These regulations have been in place for a number of years to cover the large number of non-government commercial space missions that have been launched and put into orbit in the last 15 to 20 years. Any commercial deep space mission that we might perform would be subject to these regulations. Presently, we are not aware of any additional or unique government regulations related to commercial deep space missions.

We are also required to obtain permits, licenses, and other authorizations under federal, state, local and foreign statutes, laws or regulations or other governmental restrictions relating to the environment or to emissions, discharges or releases of pollutants, contaminants, petroleum or petroleum products, chemicals or industrial, toxic or hazardous substances or wastes into the environment including, without limitation, ambient air, surface water, ground water, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, petroleum or petroleum products, chemicals or industrial, toxic or hazardous substances or wastes or the clean-up or other remediation thereof. Presently, we do not have a requirement to obtain any special environmental licenses or permits.

We may need to utilize the Deep Space Network on some of our missions. The DSN is a U.S. funded network of large antennas that supports interplanetary spacecraft missions and radio and radar astronomy observations for the exploration of the solar system and the universe. The network also supports selected Earth-orbiting missions. The network is a facility of NASA, and is managed and operated for NASA by the Jet Propulsion Laboratory. The Telecommunications and Mission Operations Directorate manages the program within JPL. Coordination for the use of this facility is arranged with the Telecommunications and Mission Operations Command.

Also, as some of our projects with the Department of Defense proceed, we may need special clearances to continue working on and advancing our projects. Classified programs generally will require that we comply with various Executive Orders, Federal laws and regulations and customer security requirements that may include specialized facilities and restrictions on how we develop, store, protect and share information. Laboratories, manufacturing and assembly areas, meeting spaces, office areas, storage areas, computers systems and networks and telecommunications systems may require modification or replacement in order to comply with customer requirements. Classified programs may require our employees to obtain government clearances and restrict our ability to have key employees work on these programs until these clearances are received from the appropriate United States government agencies. In order to staff these programs we may need to recruit personnel with the appropriate professional training, experience and security clearances. There are a very limited number of individuals with all of the requirements that we seek. There is no assurance that we can locate and recruit these individuals in a timely and cost-effective manner. We may be required to modify existing facilities and to develop new facilities and capabilities that will only be utilized by these classified programs. We may be required to install computer networks, communications systems and monitoring systems that are dedicated to these classified programs. Some or all of these requirements may entail substantial additional expense. It is uncertain whether we will be able to recover any of the costs of these systems from our customers. Many of these classified programs are regulated by Executive Orders, various Federal laws and regulations and customer requirements. The failure of the Company to comply with any of the foregoing Executive Orders, Federal laws and regulations and customer requirements could have serious adverse effects. Also, our ability to successfully market and sell into the Department of Defense markets may be severely hampered if we are unable to meet classified program requirements. There is no assurance that we will be able to successfully pass the criteria required in order to win a classified program or to maintain current contracts, such as our Missile Defense Agency contract (which may become classified), and there is no assurance that we will maintain that status once it has been obtained. This year we began an active program to complete the steps required in order to win preliminary certification for classified programs. A number of our employees have received preliminary and permanent security clearances. We received preliminary certification for classified computer system processing in early 2005.

Employees

At December 31, 2004, we employed approximately thirty (30) persons full and part-time, most of whom are spacecraft, propulsion, systems, mechanical and electrical engineers. We expect to hire other personnel as necessary for completion of projects, product development, quality assurance, sales and marketing, finance and administration. In addition, due to the nature of our business, it may become necessary to lay off employees whose work is no longer required to maintain operations in order to prevent cost overruns. We do not anticipate any such lay-offs in the near future. We do not have any collective bargaining agreements with our employees, and we believe our employee-relations are good.

Intellectual Property

We rely, in part, on patents, trade secrets and know-how to develop and maintain our competitive position and technological advantage. We have protected and intend to continue to protect our intellectual property through a combination of patents, license agreements, trademarks, service marks, copyrights, trade secrets and other methods of restricting disclosure and transferring title. In this regard, we have filed patent applications relating to our hybrid propulsion and satellite technology. There can be no assurance that such applications will be granted. We have and intend to continue entering into confidentiality agreements with our employees, consultants and vendors; enter into license agreements with third parties; and, generally, seek to control access to and distribution of our intellectual property.

In August 1998, we acquired rights to intellectual property (including three patents and trade secrets) from an individual who had acquired them from the former American Rocket Company, which specialized in hybrid rocket technology. We are obligated to issue warrants to this individual to purchase a minimum of 100,000 and a maximum of 3,000,000 shares of our common stock over ten years beginning at the inception of the agreement, depending on our annual revenues directly related to sales of hybrid technology-based products from the original technology acquisition. To date, we have issued warrants to purchase a total of 100,000 shares of our common stock under the agreement, of which, none of the warrants have been exercised and 25,000 warrants expired unexercised. We acquired some of our expertise in hybrid propulsion technology from the American Rocket Company; however, we are using our own technology to develop the responsive, affordable SpaceDev Streaker(TM) small launch vehicle under an Air Force contract.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock has been traded on the Over-the-Counter Bulletin Board ("OTCBB") since August 1998 under the symbol "SPDV" or "SPDV.OB." The following table sets forth the trading history of our common stock on the OTCBB for each quarter as reported by Yahoo Finance Historical Prices (www.finance.yahoo.com). The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter Ending	Quarterly High	Quarterly Low
3/31/2003	$0.55	$0.41
6/30/2003	$0.75	$0.33
9/30/2003	$1.80	$0.55
12/31/2003	$1.15	$0.81
3/31/2004	$1.85	$0.92
6/30/2004	$2.38	$1.04
9/30/2004	$2.46	$1.43
12/31/2004	$2.42	$1.51
3/31/2005	$1.97	$1.55
6/23/2005*	$1.75	$1.51

* June 23, 2005 high and low from 04/01/2005 to 06/23/2005.

Holders

As of March 14, 2005, there were over 300 holders of record of our common stock. We estimate the total number of beneficial owners of our common stock to be in excess of 4,500 holders. We believe that the number of beneficial owners is substantially greater than the number of record holders because a significant portion of our outstanding common stock is held in broker "street names" for the benefit of individual investors.

Dividends

We have never paid a cash dividend on our Common Stock. We accrued dividends on our Preferred Stock from August 25, 2004 through December 31, 2004 of approximately $61,000. The accrued dividends became payable in January 2005 and were converted into shares of our common stock at a conversion rate of $1.54 per share. Payment of common stock dividends is at the discretion of the Board of Directors. The Board of Directors plans to retain earnings, if any, for operations and does not intend to pay common stock dividends in the foreseeable future. Payment of future Preferred Stock dividends may be in cash or our common stock.

Equity Compensation Plan Information

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding issuance options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,878,766	$1.05	1,263,897
Equity compensation plans not approved by security holders	2,500,000	$2.00	0
Total	6,378,766	$1.50	1,263,897

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this document. Readers are also urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business, including without limitation our General Registration Statement on Form 10SB12G/A filed January 28, 2000 as well as any or all of our recent filings including prior year 10-KSB and quarterly 10-QSB filings.

In addition to historical information, the following discussion and other parts of this document may contain forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to publicly update any of the forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations.

Actual results could differ materially from those anticipated by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the level of sales to key customers; the economic conditions affecting our industry; actions by competitors; fluctuations in the price of raw materials; the availability of outside contractors at prices favorable to the Company; our dependence on single-source or a limited number of suppliers; our ability to protect our proprietary technology; market conditions influencing prices or pricing; an adverse outcome in potential litigation, claims and other actions by or against us; technological changes and introductions of new competing products; the current recession; terrorist attacks or acts of war, particularly given the acts of terrorism against the United States on September 11, 2001 and subsequent military responses by the United States and coalition forces; mission disasters such as the loss of the space shuttle Columbia on February 1, 2003 during its re-entry into earth's atmosphere; ability to retain key personnel; changes in market demand; exchange rates; productivity; weather; and market and economic conditions in the areas of the world in which we operate and market our products. These are factors that we think could cause our actual results to differ materially from expected and historical events.

Overview

We are engaged in the conception, design, development, manufacture, integration and operations of space technology systems, products and services. We are currently focused on the commercial and military development of low-cost micro-satellites, nano-satellites and related subsystems, hybrid rocket propulsion for space, launch and human flight vehicles as well as associated engineering and technical services primarily to government agencies, and specifically the Department of Defense. Our products and solutions are sold, mainly on a project-basis, directly to these customers and include sophisticated micro- and nano-satellites, hybrid rocket-based launch vehicles, Maneuvering and orbital Transfer Vehicles ("MoTVs") as well as safe sub-orbital and orbital hybrid rocket-based propulsion systems. Although we believe there will be a commercial market for our micro-satellite and nano-satellite products and services in the long-term, the early adopters of this technology appears to be the military and our "products" are considered to be the outcome of specific projects. We are also developing commercial hybrid rocket motors for possible use in small launch vehicles, targets and sounding rockets and small high performance space vehicles and subsystems for commercial customers.

We were incorporated under the laws of the State of Colorado on December 23, 1996 as Pegasus Development Group, Inc. ("PDGI"). SpaceDev, LLC of Colorado was originally formed in 1997 for commercial space exploration and was the sole owner of shares of common stock of SpaceDev (a Nevada corporation) ("SpaceDev"), formed on August 22, 1997. On October 22, 1997, PDGI issued 8,245,000 of its $.0001 par value common stock for 100 percent (1,000,000 shares) of SpaceDev's common stock owned by SpaceDev, LLC. Upon the acquisition of the SpaceDev stock, SpaceDev was merged into PDGI and, on December 17, 1997, PDGI changed its name to **SpaceDev, Inc**. After the merger, SpaceDev, LLC, changed its name to SD Holdings, LLC on December 17, 1997. We became a publicly traded company in October 1997 and are trading on the Nasdaq Over-the-Counter Bulletin Board ("OTCBB") under the symbol of "SPDV."

Selection of Significant Contracts

On March 31, 2004, we were awarded a $43,362,271, five-year, cost-plus-fixed fee indefinite delivery/indefinite quantity contract to conduct a microsatellite distributed sensing experiment, an option for a laser communications experiment, and other microsatellite studies and experiments as required in support of the Advanced Systems Deputate of the Missile Defense Agency. This effort will be accomplished in a phased approach. The total five-year contract has a ceiling amount of $43,362,271. The principal place of performance will be at our facilities located in Poway, California. We expect to complete the work under the contract before March 2009.

Government contract funds will not expire at the end of the current government fiscal year. The microsatellite distributed sensing experiment is intended to design and build up to six responsive, affordable, high performance microsatellites to support national missile defense. The milestone-based, multiyear, multiphase contract had an effective start date of March 1, 2004. The first phase was completed on September 30, 2004 and resulted in detailed mission and microsat designs. The first phase revenue was approximately $1.14 million. On October 1, 2004, the second phase of the contract began with an approximate value of $8.3 million and is expected to last approximately 18 months. The overall contract calls for us to analyze, design, develop, fabricate, integrate, test, operate and support a networked cluster of three formation-flying boost phase and midcourse tracking microsatellites, with an option to design, develop, fabricate, integrate, test, operate and support a second cluster of three formation flying microsats to be networked on-orbit with high speed laser communications technology.

On December 18, 2003, we were awarded a contract by the Defense Advanced Research Projects Agency for the study of Novel Satcom Microsat Constellation Deployment. The contract was a milestone-based, fixed price contract with total consideration of approximately $200,000. On August 6, 2004, an additional $39,849 was added to the contract for increased scope bringing the total contract value on this fixed price effort to approximately $240,000. We have successfully completed this contract and the entire revenue of approximately $240,000 was realized during the twelve-month period ending December 31, 2004. We expect to either further expand this contract or obtain new contracts under the Defense Advanced Research Projects Agency program(s); however, there can be no assurance as to whether such contract(s) will be awarded to us, or, if awarded, there can be no assurance as to the amounts or terms of the awards.

On October 2, 2003, we were awarded an exclusive, follow-on contract to provide the hybrid rocket motor systems and components for SpaceShipOne. We provide our facilities, resources and a team of launch vehicle and hybrid propulsion engineers and technical personnel in continued support of the SpaceShipOne program. The contract called for us to use our best efforts to satisfy the requirements of the SpaceShipOne program, based on our experience with the prior phases. We provided re-usable flight test hardware, including a bulkhead, commonly known as the SpaceDev bulkhead, machined in the flight configuration, a main oxidizer valve of the current design and associated interfaces and plumbing to the SpaceDev bulkhead, a motor control system, igniter housings, pressure transducers, and thermocouples as required for input to the motor control system. In addition, we produced and assembled test motors, including but not limited to, all expendable or semi-reusable materials as defined by our baseline design motor. We also provided on-site engineering test support and post-test analysis. Provisions were made in the contract for minimum monthly payments in the event of customer schedule slippage as well as additional levels of support via engineering change orders, if required. The total contract value was originally estimated at $615,000. Approximately $686,000 of revenue was realized in the year ending December 31, 2004, with approximately $180,000 from engineering change orders and the remaining $506,000 from the contract.

On July 24, 2003, we were awarded a contract by Lunar Enterprise of California for a first phase project to begin developing a conceptual mission and spacecraft design for a lunar lander program. The unmanned mission will be designed to put a small dish antenna near the south pole of the Moon. From that location it will be in near-constant sunlight for solar power generation, and should be able to perform multi-wavelength astronomy while communicating with ground stations on Earth. The contract value was $100,000 and was completed by November 2003. We were awarded a follow-on phase to further analyze launch opportunities, spacecraft design, trajectory possibilities, potential landing areas, available technologies for a small radio astronomy system, and communications and data handling requirements on July 20, 2004 in the amount of $150,000.

Although the complete project is currently unfunded, if the project were to proceed past the analysis stage, the total mission cost could exceed $50-$75 million. Again, we can give no assurance that any additional contracts will be awarded to us from this contract. We successfully completed this stage of the project, and revenues for the year ending December 31, 2004 were approximately $150,000.

On July 9, 2003, we were awarded a contract by the Missile Defense Agency to explore the use of microsatellites in national missile defense. It was a precursor contract to the $43 million contract mentioned above. Our microsatellites are operated over the Internet and are capable of pointing and tracking targets in space or on the ground. This study explored fast response microsatellite launch and commissioning; small, low-power passive sensors; target acquisition and tracking; formation flying and local area networking within a cluster of microsatellites; and an extension of our proven use of the Internet for on-orbit command, control and data handling. The contract was successfully concluded on February 27, 2004. The total contract value was $800,000 with approximately $319,000 of revenue realized in 2004 and approximately $481,000 of revenue realized in 2003. This contract was considered an investigatory phase by MDA.

Also, on July 9, 2003, we were awarded a Phase I Small Business Innovation Research contract by Air Force Research Lab to design and effectively begin the development of our small launch vehicle. The SpaceDev Small Launch Vehicle will be designed to responsively and affordably lift up to 1,000 pounds to Low Earth Orbit. The concept is based on a proprietary combination of technologies to increase the performance of hybrid rocket motor technology. Hybrid rocket motors are a combination of solid fuel and liquid oxidizer, and can be relatively safe, clean, non-explosive, and storable, and can be throttled, shut down and restarted. This contract was valued at approximately $100,000, and was a fixed price, milestone-based agreement, which was completed in about one year. Phase II of this Small Business Innovation Research grant was awarded on September 29, 2004 and is worth approximately $1,557,000. The contract outlines the development and test firing of our large Common Core Booster for the SpaceDev Small Launch Vehicle. Congress has awarded us approximately $3.0 million in additional funding for this project, which we expect will be available by mid-2005. We believe that there is additional interest by Congress in providing further funding to expand and accelerate the scope of the work; however, there can be no assurance that such work will be awarded to us. Revenue from this project for the year ending December 31, 2004 was approximately $58,000 for Phase I and approximately $161,000 for Phase II. Revenue from this project for the year ending December 31, 2003 was approximately $42,000 for Phase I.

Also, on July 9, 2003, we were awarded a Phase I contract to develop micro and nanosatellite bus and subsystem designs. This Air Force Research Laboratory Small Business Innovation Research contract was valued at approximately $100,000, and enabled us to explore the further miniaturization of our unique and innovative microsatellite subsystems. It also enabled us to explore ways to reduce the time and cost to build small satellites through further standardization in order to help define de facto standards for payload hardware and software interfaces. The contract was fixed price, milestone-based and was completed within one year. On August 23, 2004, we were awarded Phase II of this Small Business Innovation Research, which was later amended on September 8, 2004, to shorten the length of the overall contract, worth approximately $739,000 for carry-forward work. Revenues for the year ending December 31, 2004 were approximately $52,000 for Phase I and approximately $52,000 for Phase II. Revenues for the year ending December 31, 2003 were approximately $48,000 for Phase I.

On April 30, 2002, we were awarded Phase I of a contract to develop a Shuttle-compatible propulsion module for the Air Force Research Laboratory. We received an award for Phase II of the contract on March 28, 2003, and used the project to further expand our product line to satisfy commercial and government space transportation requirements. The first two phases of the contract (including an additional add-on option) were worth approximately $2.5 million, of which $100,000 was awarded for Phase I, and approximately $1.4 million was awarded for Phase II. Phase II is a cost-plus fixed fee contract. In order to complete Phase II, we requested and were granted approximately four months of additional time and approximately $240,000 of additional funding, memorialized by a contract amendment executed on July 7, 2004. In addition to the Phase I and Phase II awards, there was an option worth approximately $800,000, which was initiated on May 3, 2004, of which approximately $565,000 was funded and the balance to complete Phase II remains unfunded. Part of the funding for Phase II came from the original $1 million option; thereby reducing the option to approximately $800,000. An additional effort to develop a miniaturized Shuttle-compatible propulsion module has been added to this contract worth approximately $150,000. Revenue for the year ending December 31, 2004 was approximately $1.2 million for Phase II, including the exercised option, and approximately $159,000 for the new add on contract. Revenue for the year ending December 31, 2003 was approximately $997,000 for Phase II.

In November 1999, we won a $4.9 million mission contract by the Space Sciences Laboratory at the University of California at Berkeley. We were competitively selected to design, build, integrate, test and operate, for one year, a small NASA-sponsored scientific, Earth-orbiting spacecraft called CHIPSat. CHIPSat is the first and, to our knowledge, only successful mission of NASA's low-cost University-Class Explorer series to date. Due to additional NASA and customer reviews, additional work, schedule extensions and a fee for one year of satellite operations, the CHIPSat contract award was increased by approximately $2.5 million in 2001 and 2002, bringing the total contract value for design, build, launch and operations to approximately $7.4 million. CHIPSat launched as a secondary payload on a Delta-II rocket on January 12, 2003. CHIPSat is the world's first orbiting Internet node, achieved 3-axis stabilization, meaning it was pointing and tracking properly, with all individual components and systems successfully operating, and is continuing to work well in orbit after more than two years. The CHIPSat program generated approximately $2.1 million, $3.2 million, $1.7 million, $0.4 million and less than $0.1 million of revenue in 2000, 2001, 2002, 2003 and 2004, respectively. As of December 31, 2003, the total contract costs were expended, mainly as cost of goods sold. There were minimal costs incurred in 2004. The original support contract expired on December 31, 2003. CHIPSat is still operating successfully and providing the University of California at Berkeley with new and interesting data. The University of California at Berkeley requested to extend the program and we negotiated a new time and materials contract in the first quarter of 2004 in the form of a purchase order with the University of California at Berkeley for continuing support of this project. The contract will continue until the University of California at Berkeley decides that no further relevant information is forthcoming or funding is terminated, at which time the use of the microsatellite will revert to NASA and then to us. Revenues for the year ending December 31, 2004 and 2003 were approximately $25,000 and $356,000, respectively.

In February 1998, our operations were expanded with the acquisition of Integrated Space Systems, Inc., a California corporation founded for the purpose of providing engineering and technical services related to space-based systems. The Integrated Space Systems employee base, acquired upon acquisition, largely consisted of former commercial Atlas launch vehicle engineers and managers who worked for General Dynamics and expanded our then current employee base to 20 employees. Integrated Space Systems was purchased for approximately $3.6 million, paid in Rule 144 restricted common shares of SpaceDev. Goodwill of approximately $3.5 million was capitalized and was to be amortized over a period of 60 months, based on the purchase price exceeding the net asset value of approximately $164,000. As a result of a change in corporate focus, on November 15, 2001, we determined that the unamortized balance of goodwill from Integrated Space Systems, which was approximately $923,000, had become impaired and it was written off. While the Integrated Space Systems segment did provide small hybrid propulsion space systems and engineering services on separate contracts (mainly with government agencies), the engineering service contracts had expired and, therefore, would not be producing revenue or cash flow to support future operations. We determined that all future business, contracts and proposals would be sought after only in the SpaceDev name, making it a more efficient way for us to manage and track multiple contracts and work on many different business ventures at the same time within the same operating segment. All activities have been integrated into SpaceDev, Inc. and we dissolved Integrated Space Systems in December 2003.

Results of Operations

Please refer to the consolidated financial statements, which are a part of this report, for further information regarding the results of operations.

Year Ending December 31, 2004 -vs.- Year Ending December 31, 2003

During the year ending December 31, 2004, we had net sales of approximately $4,891,000 as compared to net sales of approximately $2,956,000 for the same period in 2003. Sales increased primarily due to our new government contracts and few delays in finalizing follow-on contracts for the current Missile Defense Agency task orders. Sales in 2004 reflected our completion of the Missile Defense Agency Phase 0 and Task Order 1 on the Missile Defense Agency contract of approximately $319,000 and $1,140,000, respectively, as well as the start of Task Order II for approximately $574,500 of our $43 million contract. We had ongoing contracts with the Air Force Research Laboratory and the Small Business Innovation Research contract Phase II, the option to that contract and an add-on contract totaled approximately $1.4 million. Other ongoing work from SpaceShipOne totaled approximately $686,000. We had a new Defense Advanced Research Projects Agency contract that had revenues which totaled approximately $240,000 and our Air Force Research Laboratory Small Business Innovation Research work for Phase I and II had revenues which totaled approximately $323,000. We also had smaller projects with approximately $208,500 in revenue, which included CHIPSat, and the lunar lander project as well other smaller projects. Sales in 2003 reflected the substantial completion of CHIPSat and the completion of the original SpaceShipOne contract, the Air Force Research Laboratory Small Business Innovation Research Phase I and the Missile Defense Agency Phase 0 work, while SpaceShipOne began on October 2, 2003, a new contract with the Missile Defense Agency began on July 9, 2003, a new contract with the Air Force Research Laboratory began on July 9, 2003 and a new contract with Lunar Enterprises began on July 24, 2003. The total value of the Missile Defense Agency contract, the Air Force Research Laboratory contract and the Lunar Enterprises contract was approximately $800,000, $1.4 million and $100,000, respectively. Revenues for the year ending December 31, 2003 were comprised of approximately $29,600 and $997,000 from the Air Force Research Laboratory Small Business Innovation Research (Phase I and II) contracts, respectively; $397,000 and $115,000 from the original and new SpaceShipOne contracts), respectively; $250,000 and $481,000 from the Missile Defense Agency (Phase I and II) contracts, respectively; $356,000 from the CHIPSat program; $100,000 from the contract by Lunar Enterprises of California; and approximately $234,400 from all other programs.

For the year ending December 31, 2004, we had costs of sales (direct and allocated costs associated with individual contracts) of approximately $3,821,000, or 78.12% of net sales, as compared to approximately $2,415,000, or 81.69% of net sales, during the same period in 2003. The increase in cost of sales was primarily due to higher revenue combined with the implementation of stronger cost controls and project monitoring. Also, we altered our cost allocation method in the second quarter of 2003 as we completed CHIPSat, our main fixed price contract at the time, and began work on our new Air Force Research Laboratory and Missile Defense Agency cost plus contracts. We continue to focus efforts on developing project management skills and reports to assist in the efficient and effective management of our projects. The gross margin percentage for the year ending December 31, 2004 was 21.88% of net sales, an increase of 3.57% of net sales, as compared to 18.31% of net sales for the period in 2003.

We experienced a decrease of approximately $505,000 in operating expenses from approximately $1,431,000, or 48.42% of net sales, in the year ending December 31, 2003 to approximately $926,000, or 18.93% of net sales, for the year ending December 31, 2004. Operating expenses include general and administrative expenses, marketing and sales expenses and research and development expenses, as well as stock and stock option based compensation expenses.

- Marketing and sales expenses increased during 2004 (but decreased as a percentage of sales), from approximately $395,000, or 13.36% of net sales, for the year ending December 31, 2003, to approximately $419,000, or 8.56% of net sales, during the same period in 2004. The total dollar value increased by approximately $24,000, mainly due to our decision to expand our marketing and sales department, with partial costs of our Vice President of New Business Development and our Chief Executive Officer being charged to marketing and sales expenses.

- Research and development expenses decreased approximately $242,000 during 2004. Although we focus our efforts on government funded development and rarely do pure research, we devote certain resources to building our intellectual property portfolio. We incurred research and development expenses of approximately $281,000, or 9.51% of net sales, during the year ending December 31, 2003. We decreased non-funded research and development expenditures in 2004 to approximately $39,400. During 2003, approximately $192,000 of research and development costs were related to our hybrid rocket propulsion design system and technologies outside the scope of our SpaceShipOne contract and the remaining $89,000 was related to our satellite bus design and development effort. In 2004, we continued to fund a small amount of hybrid rocket propulsion design and development independent of any contract.

- We had no expenses from stock and stock option based compensation during the year ending December 31, 2004, compared to approximately $9,000, or 0.31% of net sales, for the same period in 2003. See "Critical Accounting Policies" below.

- General and administrative expenses decreased approximately $279,000 from approximately $746,000, or 25.23% of net sales, for the year ending December 31, 2003 to approximately $467,000, or 9.56% of net sales, for the same period in 2004. This decrease is attributed to better controls and internal procedures, reduced overhead costs and more of the actual overhead costs being more finely classified as cost of goods sold.

Non-operating expense/(income) consisted of interest expense, non-cash debt discount expense and deferred gain on the sale of our building, as well as other loan fees and expenses.

- Interest expense for the year ending December 31, 2004 and 2003 was approximately $52,000, or 1.06% of net sales, and $91,000, or 3.09% of net sales, respectively. The decrease was due to a reduction in debt with fewer notes payable. We continue to pay interest expense on certain capital leases and settlement notes, although the balances continue to decline. We accrued interest expense on our related party note, which was paid in full during 2004, and on our revolving credit facility, which also had a zero balance at December 31, 2004. We accrued and paid interest on our related party note of approximately $29,000 for the year ending December 31, 2004 and accrued $47,000 for the year ending December 31, 2003. We also accrued and paid approximately $4,700 of interest on our various capital leases and notes payable and accrued and paid approximately $18,300 and $12,000 of interest on our revolving credit facility for the years ending December 31, 2004 and 2003, respectively. For the year ending December 31, 2003, we accrued and paid approximately $18,000 of interest on our convertible notes and accrued approximately $14,000 of interest, $42,000 of fees and $126,000 of non-cash loan fees on our revolving credit facility. We began generating interest income in 2004 of approximately $19,500, or 0.40% of net sales, due to increasing cash balances.

- We recognized approximately $117,000 and $107,500 of the deferred gain on the sale of the building during the years ending December 31, 2004 and 2003, respectively, and we will continue to amortize the remaining deferred gain of approximately $948,000 into non-operating income over the remainder of the lease. In relation to the gain we received on the building, we also accrued an income tax payable expense of $40,000 at March 31, 2003 of which none remained at December 31, 2004 or 2003, respectively. The reduction of the income tax payable in 2003 was due to a change in estimate based on the loss we experienced during the year.

- We realized loan fees related to our revolving credit facility (approximately $2,480,000) and expenses related to the conversion of previous notes payable (approximately $774,000) into common stock at below fair market value for a total of approximately $3,254,000 and $258,000 for the year ending December 31, 2004 and 2003. We do not anticipate additional expenses related to similar note to equity conversions in the upcoming quarters of 2005.

- In conjunction with our convertible notes, we recorded a convertible note debt discount of $475,000 related to warrants that accompanied the convertible debt issue in 2002; however, since we made a partial repayment and the note holders converted the remaining balance and forfeited half of their warrants, the debt discount amount was reduced from $475,000 to $237,500. The reduction is exclusively attributable to forfeiture of half of the original warrants. During the year ending December 31, 2003, the convertible debt was eliminated. A debt discount adjustment of approximately $234,000 was made and the ending balance of $112,500 was recorded on the statement of operations for the year.

During the year ending December 31, 2004, we incurred a net loss of approximately $3,027,000, or 61.89% of net sales, compared to a net loss of approximately $1,246,000, or 42.15% of net sales, for the same period in 2003. During the year ending December 31, 2004, we incurred a positive EBITDA (earnings before interest taxes depreciation and amortization) of approximately $228,000, or 4.66% of net sales, compared to a negative EBITDA of approximately $723,000, or 24.46% of net sales, for the year ending December 31, 2003.

The following table reconciles Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) to net loss for the twelve-months ending December 31, 2004 and 2003, respectively:

For the twelve-months ending		December 31, 2004 (Audited)		December 31, 2003 (Audited)
Net Income (Loss)	$	*(3,027,054)*	$	*(1,246,067)*
Interest Income		***(19,497)***		-
Interest Expense		***52,077***		91,493
Non-Cash Interest exp. (Debt Discount)		-		112,500
Gain on Building Sale		***(117,272)***		(107,498)
Loan Fee - Equity Conversion		***3,254,430***		257,882
Provision for income taxes		**1,600**		1,600
Depreciation and Amortization		**83,531**		166,971
EBITDA (LBITDA)*	$	*227,815*	$	*(723,119)*

* Loss Before Interest, Taxes, Depreciation and Amortization.

EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations). We believe that EBITDA provides an important additional perspective on our operating results, our ability to service our long-term obligations, our ability to fund continuing growth, and our ability to continue as a going concern. The increase in the net loss was mainly due to our revolving credit facility and the non-cash interest expense in conversions under the revolving credit facility. For the eight consecutive quarters in 2003 and 2004, we showed continued progress in total revenue as well as in EBITDA.


Revenue & EBITDA by Quarter (2003/2004)
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
(200,000)
(400,000)
(600,000)
US Dollars
For the Quarter
3/31/2003
6/30/2003
9/30/2003
12/31/2003
3/31/2004
6/30/2004
9/30/2004
12/31/2004
REVENUE
EBITDA

Quarter Ending December 31, 2004 -vs.- Quarter Ending December 31, 2003

SpaceDev, Inc.
and Subsidiary
Consolidated Statements of Operations

Three Months Ending December 31,	Three Months Ending (Unaudited) 2004	%	2003	%
Net Sales	$ **1,445,174**	**100.00%**	$ 901,746	100.00%
Total Cost of Sales	**1,118,100**	**77.37%**	732,573	81.24%
Gross Margin	**327,075**	**22.63%**	169,173	18.76%
Operating Expenses				
Marketing and sales expense	**101,001**	**6.99%**	83,606	9.27%
Research and development	-	**0.00%**	8,743	0.97%
Stock and stock option based compensation	-	**0.00%**	4,485	0.50%
General and administrative	**170,999**	**11.83%**	84,050	9.32%
Total Operating Expenses	**271,999**	**18.82%**	180,884	20.06%
Income/(Loss) from Operations	**55,075**	**3.81%**	(11,711)	-1.30%
Non-Operating Expense/(Income)				
Interest expense/(income)	**(20,093)**	**-1.39%**	26,809	2.97%
Non-cash interest expense debt discount	-	**0.00%**	-	0.00%
Gain on Building Sale	**(29,318)**	**-2.03%**	(29,318)	-3.25%
Loan Fee - Equity Compensation	**797,636**	**55.19%**	109,470	12.14%
Total Non-Operating Expense/(Income)	**748,225**	**51.77%**	106,961	11.86%
Loss Before Income Taxes	**(693,150)**	**-47.96%**	(118,672)	-13.16%
Income tax provision	**1,600**	**0.11%**	1,600	0.18%
Net Loss	$ **(694,750)**	**-48.07%**	$ (120,272)	-13.34%
Net Loss Per Share:				
Net loss	$ **(0.04)**		$ (0.01)	
Weighted-Average Shares Outstanding	**19,545,951**		16,282,485	

***Note:* The numbers presented in the chart above were not audited or reviewed for the three-month periods ending December 31, 2004 and 2003, respectively. We, and not our auditors, are responsible for their fair presentation in conformity with generally accepted accounting principles.**

During the fourth quarter of 2004, we recorded our eighth consecutive quarter of revenue growth and our fourth consecutive quarter of profit from operations. During the three-month period ending December 31, 2004, we had net sales of approximately $1,445,000 as compared to net sales of approximately $902,000 for the same three-month period in 2003, an increase of over 60.0%. Sales increased primarily due to the addition and expansion of our contracts with customers such as the Air Force Research Laboratory and the Missile Defense Agency, which created new revenue opportunities for us. Revenue increased approximately 17% from approximately $1,230,000 in the third quarter of 2004, mainly due to Task Order 2 of our Missile

Defense Agency contract, which began in October 2004. Revenues for the three-month period ending December 31, 2004 were comprised of approximately $575,000 from the Missile Defense Agency Task Order 2, approximately $422,000 from the Air Force Research Laboratory Phase II contract including the option and additional contract value, approximately $204,000 from the two Small Business Innovation Research contracts listed above, approximately $110,000 from the Lunar Enterprises project, approximately $76,000 from SpaceShipOne, approximately $40,000 from our Defense Advanced Research Projects Agency contract and approximately $18,000 from all other programs. During the same period of 2003, sales were comprised of approximately $336,000 from the Missile Defense Agency contract, approximately $321,000 from the Air Force Research Laboratory Phase II contract, approximately $102,000 from the SpaceShipOne contract, approximately $54,000 from two Air Force Research Laboratory Small Business Innovation Research projects, approximately $30,000 form the contract with Lunar Enterprises, approximately $24,000 from the completion of the CHIPSat program and approximately $35,000 from all other programs.

For the three-months ending December 31, 2004, we had costs of sales (direct and allocated costs associated with individual contracts) of approximately $1,118,000, or 77% of net sales, as compared to approximately $732,000, or 81% of net sales, during the same three-month period in 2003. The increase in cost of sales was primarily attributable to the increase in revenue on all programs and, in particular, to increases in cost plus contracts as a percentage of total contracts, which derive revenue from costs spent. The gross margin for the three-month period ending December 31, 2004 was approximately $327,000, or 23% of net sales, an increase of 4% of net sales over the prior year. The increase was mainly due to the improved management of our projects and the influence of our fixed priced contracts, which generally carry higher margins than our cost plus contracts.

We experienced an increase of approximately $91,000 in operating expenses from approximately $181,000, or 20% of net sales, for the three-month period ending December 31, 2003 to approximately $272,000, or 19% of net sales, for the three-month period ending December 31, 2004, primarily due to an increase in market and sales and general and administrative cost. Operating expenses include general and administrative expenses, marketing and sales expenses and research and development expenses as well as stock and stock option based compensation expenses. Fluctuations in operating expenses for 2004 from 2003 are primarily attributable to the following:

- Marketing and sales expenses accounted for an increase of approximately $17,000 in operating expenses during the fourth quarter of 2004 (but a decrease as a percentage of sales), from approximately $84,000, or 9.27% of net sales, for the three-months ending December 31, 2003, to approximately $101,000, or 6.99% of net sales, during the same period in 2004. The total dollar expenditure increased mainly due to our decision to expand our marketing and sales department, with partial costs of our Vice President of New Business Development and our Chief Executive Officer being charged to marketing and sales expenses.

- Research and development expenses accounted for a decrease of approximately $9,000 in operating expenses from no recorded research and development expenses during the three-months ending December 31, 2004 to approximately $9,000 during the same three-month period in 2003. Although we focus our efforts primarily on government funded development and rarely do pure research, we devote certain resources to building our intellectual property portfolio. During 2003, our research and development costs were related to our hybrid rocket propulsion design system and technologies outside the scope of our SpaceShipOne contract.

- General and administrative expenses accounted for approximately $82,500 of the increase in operating expenses. General and administrative expenses consist primarily of salaries for administrative personnel, fees for outside consultants, rent, insurance, legal and accounting fees and other overhead expenses. General and administrative expenses for the three-months ending December 31, 2004 were approximately $171,000 compared to approximately $88,500 (including approximately $4,500 for stock and stock option based compensation) for the same three-month period in 2003. The increase was primarily attributable to increased staff and support costs, the implementation of our new accounting and project tracking system and the addition of a government contract administrator.

Non-operating expense/(income) consists of interest expense, non-cash debt discount expenses, deferred gain on the sale of our building, and other loan fees and expenses.

- Interest expense/(income) for the three-month periods ending December 31, 2004 and 2003 was approximately ($20,000), or 1.4% of net sales, and $27,000, or 3.9% of net sales, respectively. The improvement was due to a reduction of interest on debt mainly from a repayment/conversion under our revolving credit facility, an adjustment to reclassified interest expense from the prior quarter and an increase in interest earned on growing cash balances. Interest expense is comprised of interest on our note to our CEO, interest on our revolving credit facility, interest on our convertible debt and interest on our settlement notes/capital leases. For the three-month period ending December 31, 2004 and 2003, interest expense on our note to our CEO was approximately $0.00 and $19,000, respectively. For the three-month period ending December 31, 2004 and 2003, interest expense on our revolving credit facility/convertible debt was $11,000 and $18,000, respectively. And interest expense on our settlement notes/capital leases for the three-month periods ending December 31, 2004 and 2003 were approximately $900 and $1,800 respectively. We also earned interest income during the three-months ending December 31, 2004 of approximately $13,400 from our growing cash balances and reclassified approximately $18,500 from interest expensed in the prior quarter.

- We recognized approximately $29,000 of the deferred gain on the sale of the building during the three-months ending December 31, 2004 and 2003, respectively, and we will continue to amortize the remaining deferred gain of approximately $948,000 into non-operating income over the remainder of the lease.

- We recognized approximately $798,000 in non-cash interest expense and loan fees of which approximately $763,000 was related to our revolving credit facility and approximately $35,000 was related to the conversion of notes to common stock below fair market value for the three-month period ending December 31, 2004. We anticipate no additional expenses related to similar note to equity conversions in the upcoming quarters of 2005.

During the three-month period ending December 31, 2004, we incurred a net loss of approximately $695,000, or 48% of net sales, compared to a loss of approximately $120,000, or 13% of net sales, for the same three-months ending in 2003. During the three-month period ending December 31, 2004, we incurred a positive EBITDA (earnings before interest taxes depreciation and amortization) of approximately $83,000, or 5% of net sales, compared to a positive EBITDA of approximately $2,200, or 1% of net sales, for the same three-months ending in 2003. The following table reconciles EBITDA to net loss for the three-months ending December 31, 2004 and 2003, respectively:

	(Unaudited)	(Unaudited)
Net Loss	*(3,027,054)*	*(1,246,067)*
Interest Income	***(19,005)***	
Interest Expense	***55,927***	91,493
Non-Cash Interest exp. (Debt Discount)	-	112,500
Gain on Building Sale	***(117,272)***	(107,498)
Loan Fee - Equity Conversion	***3,254,429***	257,882
Provision for income taxes	**1,600**	1,600
Depreciation and Amortization	**83,486**	166,971
EBITDA	***232,112***	*(723,119)*

EBITDA should not be considered as an alternative to net income or loss (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations). We believe that EBITDA provides an important additional perspective on our operating results, our ability to service our long-term obligations, our ability to fund continuing growth, and our ability to continue as a going concern.


Revenue & EBITDA by Quarter (2003/2004)
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
(200,000)
(400,000)
(600,000)
US Dollars
For the Quarter
3/31/2003
6/30/2003
9/30/2003
12/31/2003
3/31/2004
6/30/2004
9/30/2004
12/31/2004
REVENUE
EBITDA

Quarter Ended December 31, 2004-vs. –Quarter Ended December 31, 2003

Liquidity and Capital Resources

Cash Position for Year Ended December 31, 2004 -vs.- Year Ended December 31, 2003

Net increase in cash during the year ending December 31, 2004 was approximately $4,477,000 compared to a net increase of approximately $564,000 for the same period in 2003. Net cash used in operating activities totaled approximately $110,000 for the year ending December 31, 2004, a decrease of approximately $925,000 as compared to approximately $1,035,000 used in operating activities during the same period in 2003. The improvement in cash position was mainly due to our improved operating performance, an increase in accounts receivable from new and existing contracts and a reduction in work-in-process due to the shift from fixed price contracts to cost plus fixed fee contracts, as well as a few other small improvements.

Net cash used in investing activities totaled approximately $225,000 for the year ending December 31, 2004, compared to approximately $3,111,000 provided by investing activities during the same period in 2003. The increase in cash used in investing activities is attributable to the sale of the building on January 31, 2003 and the purchase of fixed assets, primarily computer hardware and software tools, in 2004.

Net cash provided by financing activities totaled approximately $4,812,000 for the year ending December 31 2004, which is an increase of approximately $6,323,000 from the approximately $1,511,000 used in financing activities during the same period in 2003. This is primarily attributable to the cash raised by the sale of our preferred stock (approximately $2,500,000 of gross proceeds), cash raised by the exercise of common stock options and warrants (approximately $1,600,000) and advances/conversions under our revolving credit facility with the Laurus Master Fund in 2004 (approximately $2,300,000).

At December 31, 2004, our cash, which includes cash reserves and cash available for investment, was approximately $5,069,000, as compared to approximately $592,000 at December 31, 2003, an increase of approximately $4,477,000 mainly due to the issuance of our preferred stock in August 2004, the exercise of stock options and warrants throughout the year and advances/conversions under our revolving credit facility throughout the year.

As of December 31, 2004, our backlog of funded and non-funded business was approximately $47 million, as opposed to approximately $2 million as of December 31, 2003. We expect approximately $8 million in revenue from the Missile Defense Agency program in 2005. Although the Missile Defense Agency contract was awarded to us, there can be no assurance that the contract will be continued through all phases, and, if continued, that it will generate the amounts anticipated.

During the year ending December 31, 2004, we completed work on our Air Force Research Laboratory Phase II Small Business Innovation Research contract worth approximately $1.6 million, as well as the negotiated a deferred option of approximately $0.8 million and the addition of approximately $0.1 million. We successfully powered SpaceShipOne in their quest to win the $10 million Ansari X-Prize in October 2004. We completed Task Order 1 for the Missile Defense Agency and won two Phase II Small Business Innovation Research awards related to the Air Force Research Laboratory of approximately $2.3 million.

Deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial and tax reporting purposes. The deferred tax asset of 2,350,000 and $2,190,000 as of December 31, 2004 and 2003, respectively, consisted primarily of the income tax benefits from net operating loss and capital loss carryforwards, amortization of goodwill and research and development credits. A valuation allowance has been recorded to fully offset the deferred tax asset as it is more likely than not that the assets will not be utilized. The valuation allowance increased approximately $126,000 in 2004 from $2,190,000 at December 31, 2003 to $2,318,000 at December 31, 2004.

At December 31, 2004, the Company has federal and state tax net operating loss and capital loss carryforwards of approximately $4,826,000 and $2,146,000, respectively. The federal and state tax loss carryforwards will expire in 2023 and 2013, respectively, unless previously utilized. The State of California suspended the utilization of net operating loss for 2002 and 2003, and limited them for 2004.

Critical Accounting Standards

Our revenues transitioned in 2003 and early 2004 from being based primarily on fixed-price contracts, where revenues are recognized using the percentage-of-completion method of contract accounting based on the ratio of total costs incurred to total estimated costs, to primarily cost-plus fixed fee contracts, where revenues are recognized as costs are incurred and services are performed. Losses on contracts are recognized when they become known and reasonably estimable (see Notes to the Consolidated Financial Statements). Actual results of contracts may differ from management's estimates and such differences could be material to the consolidated financial statements. Professional fees are billed to customers on a time-and-materials basis, a fixed-price basis or a per-transaction basis. Time-and-materials revenues are recognized as services are performed. Deferred revenue represents amounts collected from customers for services to be provided at a future date. Research and development costs are expensed as incurred.

In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation." We adopted SFAS No. 123 in 1997. We have elected to measure compensation expense for our stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees" and have provided pro forma disclosures as if the fair value based method prescribed in SFAS No. 123 has been utilized. (See Notes to the Consolidated Financial Statements.) We have valued our stock, stock options and warrants issued to non-employees at fair value in accordance with the accounting prescribed in SFAS No. 123, which states that all transactions in which goods or services are received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation, was published by the Financial Accounting Standards Board on December 31, 2002. The effective date of FASB No. 148 is December 15, 2002. SFAS No. 123 prescribes a "fair value" methodology to measure the cost of stock options and other equity awards. Companies may elect either to recognize fair value stock-based compensation costs in their financial statements or to disclose the pro forma impact of those costs in the footnotes. We have chosen the latter approach. The immediate impact of SFAS No. 148 is more frequent and prominent disclosure of stock-based compensation costs, starting with financial statements for the year ended December 31, 2002 for companies whose fiscal year is the calendar year. SFAS No. 148 also provides some flexibility for the transition if a company chooses the fair-value cost recognition of employee stock options.

Cash Position and Removal of Going Concern

Although we were cashflow positive in 2004, we raised over $4 million in cash during the year, mainly through the sale of our preferred and common stock. Our ability to increase cash generation from operations and thereby continue as a going concern without the need to raise equity capital depends upon our ability to ultimately implement our business plan, which includes (but is not limited to) generating substantial new revenue from the Missile Defense Agency by successfully performing under our $43 million contract and continuing to attract and successfully complete other government and commercial contracts. The Missile Defense Agency contract is staged, and we cannot guarantee that all subsequent phases will be awarded or will be awarded to us. Recent budget cuts may affect government spending on these space-based contracts.

In order to perform the Missile Defense Agency contract on schedule and to successfully execute other existing and new business opportunities, we must substantially increase our staff and hire new engineers or subcontract the work to third parties. Although we are actively and aggressively seeking to hire spacecraft and propulsion engineers to fulfill existing and new business demand, there can be no assurance that we will be able to attract such engineering resources or if we are able to attract them, that they will be available in the timeframe needed or for a reasonable cost.

In addition, we need to continue developing project management expertise to profitably execute on new business contracts and effectively and efficiently bid on and win new business. We have no current need to draw any funds from our revolving credit facility and we will only investigate the possibility of raising additional capital if we have a compelling need to do so or as new contracts and business opportunities materialize. New business opportunities can come from a variety of sources, including state and federal grants and government and commercial customer programs. However, there can be no assurance that we will be able to obtain such new business contracts or, if such contracts are available, that we can obtain then on terms favorable to the Company. The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered in connection with the developing businesses, those historically encountered by us, and the competitive environment in which we operate.

On January 31, 2003, we closed escrow on the sale of our facility in Poway, California and entered into a ten-year leaseback. The selling price of the facility was $3.2 million. The total debt repayment from the transaction was approximately $2.4 million. The approximate net proceeds to us for working capital purposes were approximately $636,000, which was used in operating the business in 2003.

At the end of 2002, we raised $475,000 from certain of our directors and officers by issuing 2.03% convertible debentures. The convertible debentures entitled the holder to convert the principal and unpaid accrued interest into our common stock when the note matured. The original maturity on the notes was six (6) months from issue date; however, on March 19, 2003, the maturity date was extended to twelve (12) months from issue date. The convertible debentures were exercisable into common shares at a conversion price that equals the 20-day average asking price less 10%, which was established when the debentures were issued, or the initial conversion price. Concurrent with the issuance of the convertible debentures, we issued warrants to purchase up to 1,229,705 shares of our common stock to the subscribers. These warrants are exercisable for three (3) years from the date of issuance at the initial exercise price, or the initial conversion price on the debentures. On September 5, 2003, we repaid one-half of the convertible notes, with the condition that the note holders would convert the other half. Also, as a condition of the partial repayment, the note holders were required to relinquish one-half of the 1,229,705 warrants previously issued. As additional consideration for the transaction, the note holders were offered 5% interest on their notes, rather than the stated 2.03%. All the note holders accepted the offer and the convertible notes were retired in 2003. Of the 614,853 remaining warrants, all were exercised in 2004 and none remained outstanding at December 31, 2004.

During the year ending December 31, 2003, we raised approximately $426,000 from accredited investors by selling 861,267 units of our common stock and common stock purchase warrants under in a private placement offering made under Section 4(2) of the Securities Act of 1933, and Rule 506, to accredited investors only. We subsequently closed the Private Placement Offering. (See Note 8 of the Consolidated Financial Statements.)

During the year ending December 31, 2004, we raised approximately $6,375,000 in cash from accredited investors who converted debt into 2,991,417 shares of our common stock, through the exercise of options and warrant for 1,748,983 shares of our common stock and by selling 250,000 shares of our preferred stock, which could be converted into 1,623,377 shares of our common stock at a purchase price of $1.54 per share and which underlying common stock was registered with the Securities and Exchange Commission on Form SB-2's during 2004.

We have sustained ourselves over the last few years with a mixture of government and commercial contracts and capital raised in the private market. In particular, we anticipated and received an award from the Air Force Research Laboratory on March 28, 2003 and from the Missile Defense Agency on March 31, 2004. Both awards were cost-plus fixed fee contracts, which required us to incur certain costs in advance of regular contract reimbursements. Although we have needed a certain amount of cash to fund advance payments on the contract, we have been entitled, as a small business concern, to recover our costs on a weekly basis and we established the Laurus Master Fund revolving credit facility at the end of the second quarter of 2003 to support our advance payment needs. There was no balance on the revolving credit facility at December 31, 2004 and we do not anticipate further need to draw on the revolving credit facility; however, the revolving credit facility will remain in place pursuant to our original agreement with the Laurus Master Fund until June 2007, unless sooner terminated by either party. We would be required to pay Laurus a termination fee for early termination of the revolving credit facility.

On March 31, 2004, we negotiated an amendment to our Secured Convertible Note dated June 3, 2003 with the Laurus Master Fund to add a fixed conversion price at $0.85 per share for the next $500,000 converted under the revolving credit facility after the initial $1 million conversion. In exchange for the amendment, Laurus granted us a six-month waiver to utilize the full revolving credit facility in advance of eligible accounts. On August 25, 2004, we negotiated an amendment to our Secured Convertible Note to add a fixed conversion price at $1.00 per share for the next $1 million converted under the revolving credit facility after the $500,000 mentioned above. In exchange for the amendment, Laurus granted us a waiver to utilize the full revolving credit facility in advance of eligible accounts and committed to convert the entire $1 million into equity by the end of the year. At December 31, 2004, Laurus had converted approximately $2,272,000 of debt into 2,990,000 shares under the revolving credit facility.

We experienced a positive cash flow in 2004 for the first time in our history. We also realized operating profit in 2004; however, we incurred a net loss due to the non-cash expenses related to our revolving credit facility. We anticipate that with our projected increase in revenue and backorders from near term contracts, combined with our fiscally responsible budget and project controls, that net positive cash flow from operations will continue and will be sufficient to fund both operations and capital expenditures in 2005 and beyond. There is no assurance, however, that we will sustain our current positive cash flow or our operating profit now or in the future.

Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of this Statement did not have a material effect on our consolidated financial statements.

In November 2002, FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on previously existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. FIN No. 45 also requires expanded disclosures regarding product warranty expense. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this Statement did not have a material effect on the consolidated financial statements.

In January 2003, FASB issued FIN No. 46, "*Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.*" This interpretation provides guidance on: 1) the identification of entities for which control is achieved through means other than through voting rights, known as "variable interest entities" (VIEs); and 2) which business enterprise is the primary beneficiary and when it should consolidate the VIE. This new model for consolidation applies to entities: 1) where the equity investors (if any) do not have a controlling financial interest; or 2) whose equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, this interpretation requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. This interpretation is effective for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of the interpretation must be applied no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Certain disclosures are effective immediately. The adoption of this Statement did not have an effect on the consolidated financial statements.

In April 2003, FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this Statement did not have an effect on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material effect on the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share Based Payment" (SFAS No. 123R), a revision to Statement No. 123, Accounting for Stock-Based Compensation which supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The revised SFAS 123 eliminates the alternative to use Opinion 25's intrinsic value method of accounting and, instead, requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. Furthermore, public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value as well as estimate the number of instruments for which the requisite service is expected to be rendered. Any incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair values before and after the modification. We have yet to determine the effect SFAS No. 123R may have on our financial statements, if any.

Forward-Looking Statements and Risk Analysis

During the first three-months of 2005, we submitted two bids for government programs, continued our work with the United States Congress to identify directed funding for our programs and are actively working to identify several significant commercial programs. We believe that we will win some of these opportunities, which would enable us to continue to enhance our backorder, continue to grow and broaden our business base, although there can be no assurance that these contracts will be awarded to us.

To date, we have maintained a mix of government and commercial business. In 2004, we had about 85% government and government-related work. In 2003, we had about 82% government or government-related work. In 2005, we expect the ratio to be about 90% government or government-related work. We will continue to do both government and commercial business and anticipate the mix of government revenues to continue to be above 70% for the next several years as we increase our government and commercial marketing efforts for both of our technology and product areas. Currently, we are focusing on the domestic United States government market, which we believe is only about one-half of the global government market for our technology, products and services. Although we are interested in exploring international revenue and contract opportunities, we are restricted by export control regulations, e.g., International Traffic in Arms Regulations, which may limit our ability to develop market opportunities outside the United States.

While we do not expect a reduction of government sales, a majority of our government work is contract related. We are beginning to develop commercial products with the long-term idea and vision of becoming a product-oriented company; however, in the short-term, a majority of our revenue is expected to come from government cost plus fixed fee and some firm fixed price contracts. Our definition of short-term is the next three to five years and long-term is five to ten years and beyond. We anticipate winning contracts in both the government and commercial market segments, although there can be no assurance that the contracts will be awarded to us. If they are not awarded to us, based on current trends and proposals, we believe that we can offset fluctuations in one market segment with contracts from the other; however, our inability to win business in both markets would have a negative effect on our business operations and financial condition.

We believe that we will experience an accelerated growth in sales over the next few years. At this time, over 90% of the forecasted sales for 2005 are under contract or near contract award. There is no guarantee and there can be no assurance that we will win enough new business to achieve our targeted growth projection or to maintain a positive cash flow position. Additionally, there is no guarantee that awarded contracts will not be altered or terminated prior to us recognizing our projected revenue from them. Many contracts have "exit ramps", i.e., provides the customer the right to terminate the contract for any of a variety of reasons, including but not limited to non-performance by us, or are awarded in phases the award of which is not guaranteed to us. We do not believe that any of our contracts will be terminated early; however, there can be no assurance that they will not be terminated prior to completion or that all phases of any of our contracts will be awarded to us. Finally, we do not believe that significant capital expenditures will be required to achieve this increase in sales; however, additional capital may be required to support and sustain our growth.

During the year ended December 31, 2004, we raised approximately $6,375,000 through a combination of private sales of our preferred stock (approximately $2,500,000), exercises of options and warrants (approximately $1,600,000) and conversions on our revolving credit facility (approximately $2,300,000). During the year ended December 31, 2003, we raised approximately $654,000 through a combination of private sales of our stock (approximately $426,000) and conversions on our revolving credit facility (approximately $228,000). To execute our strategy of rapidly growing our Company with small, capable, low-cost micro- and nanosatellites, hybrid propulsion products and new commercial revenue sources, we may require additional funding in order to win significant government and commercial programs. We believe investor or customer funding of $10 to $30 million may be required in the future, which could come from a combination of private and/or public equity placements or government and commercial customers. Our intent is to only raise additional capital now when it is required or makes sense to do so. We do not have any ongoing private or public equity offerings and the Board has not authorized any additional financings at this time.

We have sufficient capital to operate our business currently. The amount of capital we may need to raise in the future is dependent upon many factors. For example, the need for additional capital may be greater if (i) we do not enter into future agreements with our customers on the terms we anticipate; (ii) our net operating profit reverts to a deficit due to significant unanticipated expenses; or (iii) we incur additional unexpected research and development costs for our microsatellite products or our hybrid-related propulsion systems to meet changed or unanticipated market, regulatory, or technical requirements. If these or other events occur, there is no assurance that we could raise additional capital on favorable terms, on a timely basis or at all. If additional capital is not raised, it could have a significant negative effect on our business operations and financial condition in the long term.

Our ability to execute a public offering of our common stock or otherwise obtain funds is subject to numerous factors beyond our control, including, without limitation, a receptive securities market and appropriate governmental clearances. No assurances can be given that we will remain profitable or cash flow positive, or that any additional public offering will occur, that we will be successful in obtaining additional funds from any source or be successful in implementing an acceptable exit strategy on behalf of our investors. Moreover, additional funds, if obtainable at all, may not be available on terms acceptable to us when such funds are needed or may be on terms which are significantly adverse to our current stockholders. The unavailability of funds when needed could have a material adverse effect on us.

Our business partially depends on activities regulated by various agencies and departments of the United States government and other companies and agencies that rely on the federal government. Recently, in response to terrorists' activities and threats aimed at the United States, transportation, mail, financial, and other services have been slowed or stopped altogether. Further delays or stoppages in transportation, mail, financial, or other services could have a material adverse effect on our business, results of operations, and financial condition. Furthermore, we may experience a small increase in operating costs, such as costs for transportation, insurance, and security as a result of the activities and potential activities. The United States economy in general is being adversely affected by the terrorist activities and potential activities, and any economic downturn could adversely impact our results of operations, impair our ability to raise capital, or otherwise adversely affect our ability to grow our business. Conversely, because of the nature of our products, there may be opportunities for us to offer solutions to the government that may address some of the problems that the country faces at this time with respect to terrorism, national defense and national security.

FINANCIAL STATEMENTS

Please see our audited financial statements for the period ended December 31, 2004 as compared to the period ended December 31, 2003 attached hereto.

CONTROLS AND PROCEDURES

Within 90 days of the filing date of this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of our evaluation, including any significant actions regarding any deficiencies. We intend to review our controls and procedures regularly with our management and Board of Directors.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Our management and directors' business activities are under the control of our Board of Directors. Our Chief Executive Officer, James W. Benson, our President and Chief Financial Officer, Richard B. Slansky, our Vice President of Engineering, Frank Macklin, and our Vice President of New Business Development and Project Management, Randall K. Simpson, manage the Company's daily operations. Our Board currently consists of eight directors. Mr. Slansky was added to the Board of Directors in November 2004. J. Mark Grosvenor was added and resigned from the Board of Directors in 2003. Below is a list of our executive officers and directors.

Name	**Position Held**
James W. Benson 13855 Stowe Drive Poway, California 92064	Chief Executive Officer, Director, Chairman of the Board
Richard B. Slansky 13855 Stowe Drive Poway, CA 92064	President, Chief Financial Officer, Director, Corporate Secretary
Frank Macklin 13855 Stowe Drive Poway, California 92064	Vice President, Engineering
Randall K. Simpson 13855 Stowe Drive Poway, California 92064	Vice President, New Business Development & Project Management
Stuart Schaffer 13855 Stowe Drive Poway, CA 92064	Director
Wesley T. Huntress* 13855 Stowe Drive Poway, California 92064	Director
Curt Dean Blake* 13855 Stowe Drive Poway, California 92064	Director
General Howell M. Estes, III (USAF Retired)* 13855 Stowe Drive Poway, California 92064	Director
Robert S. Walker* 13855 Stowe Drive Poway, California 92064	Director
Scott McClendon * 13855 Stowe Drive Poway, California 92064	Director
Susan C. Benson 13855 Stowe Drive Poway, CA. 92064	Director

* Denotes Independent Director

The following is a summary of the business experience of our officers and directors as well as other key employees.

James W. Benson, age 60, is our founder and has served as our Chief Executive Officer and Chairman of the Board since inception. Mr. Benson started the trend of successful computer entrepreneurs moving into the entrepreneurial space arena. In 1984, Mr. Benson founded Compusearch Corporation (later renamed Compusearch Software Systems) in McLean, Virginia. The company was based on the first development of software algorithms and applications for personal computers and networked servers to create full text indexes of massive government procurement regulations and to provide instant full text searches for any word or phrase; the first instance of large scale, commercial implementation of PC-based full text searching, which later grew to encompass such systems as worldwide web search engines. Seeing related opportunities in document and image management, Mr. Benson started the award-winning ImageFast Software Systems in 1989, which later merged with Compusearch. In 1995, Mr. Benson sold Compusearch and ImageFast, and retired at age fifty. After months of research, Mr. Benson started SpaceDev, Inc., a Nevada corporation, which was acquired by us in October 1997. Mr. Benson holds a Bachelor of Science degree in Geology from the University of Missouri. He founded the non-profit Space Development Institute, and introduced the $5,000 Benson Prize for Amateur Discovery of Near Earth Objects. He is also Vice-Chairman and private sector representative on NASA's national Space Grant Review Panel, and is a member of the American Society of Civil Engineers subcommittee on Near Earth Object Impact Prevention and Mitigation.

Richard B. Slansky, age 48, is currently our President, Chief Financial Officer, Director and Corporate Secretary. He joined us on February 10, 2003 as Chief Financial Officer and Corporate Secretary. In November 2004, he was appointed as President and Director. Mr. Slansky served as interim Chief Executive Officer, interim Chief Financial Officer, and Director for Quick Strike Resources, Inc., an IT training, services and consulting firm, from July 2002 to February 2003. Previously, Mr. Slansky served as Chief Financial Officer, Vice President of Finance, Administration and Operations and Corporate Secretary for Path 1 Network Technologies, Inc., a public company focused on merging broadcast and cable quality video transport with IP networks from May 2000 to July 2002. Before his tenure at Path 1, Mr. Slansky served as President, Chief Financial Officer and member of the Board of Directors of Nautronix, Inc., a marine electronics/engineering services company, from January 1999 to May 2000. Prior to Nautronix, Mr. Slansky served as Chief Financial Officer of Alexis Corporation, an international pharmaceutical research products technology company, from August 1995 to January 1999. He also served as President and Chief Financial Officer of C-N Biosciences, formerly Calbiochem, from July 1989 to July 1995. Mr. Slansky is currently serving on the Board of Directors of two privately held high technology companies, including Sicomment, Inc., one closely held, private real estate company and the Girl Scouts of San Diego and Imperial Counties. Mr. Slansky earned a bachelor's degree in economics and science from the University of Pennsylvania's Wharton School of Business and a master's degree in business administration in finance and accounting from the University of Arizona.

Frank Macklin, age 48, was appointed as our Vice President of Engineering in 2004. Mr. Macklin has been our chief engineer of hybrid propulsion systems and the technical leader for our National Reconnaissance Office funded SPOTV Hybrid System Definition study, and is acting chief engineer for our Maneuvering and orbital Transfer Vehicle Hybrid Technology Development and X-Motor Development. Mr. Macklin was a founder of Integrated Space Systems, Inc., which was acquired by SpaceDev in 1998. Prior to his work at Integrated Space Systems, Mr. Macklin worked at the General Dynamics Space Systems Division in San Diego from January 1987 to December 1994. During his tenure at General Dynamics, Mr. Macklin integrated a new guidance system onto the new generation of Atlas launch vehicles and became intimately familiar with all aspects of vehicle flight software and hardware. He also designed and implemented diverse ground guidance performance and analysis software systems, became a complete end-to-end systems expert, and served as the guidance system expert on the elite "tiger team" sent to support all launches. Prior to General Dynamics, Mr. Macklin served as a member of the Peacekeeper developmental launch team at Vandenberg Air Force Base from March 1984 to December 1986, where he was responsible for the $30M guidance and control system, led a group of 30 industry engineers and gave the final guidance system go/no-go for launch. Mr. Macklin is a California

State registered professional electrical engineer with more than 20 years of experience with launch vehicles, ground launch control systems, launch sites and launch teams. Mr. Macklin received his BSEE from San Diego State University and is a California Board Certified Professional Engineer.

Randall K. Simpson, age 58, is our Vice President of New Business Development and Project Management and joined us in January 2004. Mr. Simpson has over 30 years of diversified experience in business development, product definition, engineering development and support for aerospace, commercial and international customers. From October 2000 to January 2004, Mr. Simpson served as Assistant Vice President of Program Management for Alvarion, Inc., a high technology commercial communications firm. From March 1997 to September 2000, Mr. Simpson was Vice President of Engineering for Cubic Defense Systems, an engineering and production company providing military training ranges, laser instrumentation products, space avionics and battlefield communications equipment. From November 1992 to February 1997, Mr. Simpson was Program Director for Advanced Test Systems and Engineering Director for GDE Systems, which develops, integrates and produces test equipment for advanced electronic aircraft, munitions, space launch, satellite and telecommunications systems. Mr. Simpson began his career at General Dynamics/Convair where he held various positions. Mr. Simpson received both his BSEE and MSEE from San Diego State University.

Stuart Schaffer, age 45, was appointed to our Board of Directors on May 17, 2002. Mr. Schaffer is currently the president of vendor affairs for Sicomment, Inc., an internet marketplace company, where both Messrs. McClendon and Slansky are members of the Sicommnet Board of Directors. From August 2003 to January 2005, Mr. Schaffer was the vice president of marketing for Overture Performance Marketing -- a business unit of Overture Services, which is a subsidiary of Yahoo! Mr. Schaffer was our vice president of product development/marketing from May 2002 to August 2003. From 1998 to 2001, Mr. Schaffer acted as vice president of marketing for Infocus Corporation, a fully reporting company, where he managed all aspects of the marketing mix for market-share leading digital projection business throughout the Americas region. In that position, Mr. Schaffer revitalized the Proxima brand, managed a multi-million dollar annual advertising, communications and program budget, directed multiple outside and in-house agencies, led product marketing teams in defining and delivering both mobile and conference room digital projector product lines, developed channel strategies and programs for both value-added and volume channels, served as primary press spokesperson for the company, established a market intelligence structure focused on developing customer and industry knowledge and spearheaded merger teams to ensure the smooth transition of the merger between the Infocus and Proxima marketing organizations. Prior to Infocus, Mr. Schaffer worked for the Hewlett-Packard Company from 1985 to 1998, where he held various positions in Business Development, Marketing and Business Planning. Mr. Schaffer has worked with the Leukemia & Lymphoma Society, on a volunteer basis, as an Assistant Coach and Mentor. Mr. Schaffer has an MBA from Harvard and a BS in physics from Harvey Mudd College.

Wesley T. Huntress, age 63, was elected to our Board of Directors as an independent director at our annual stockholder meeting held June 30, 1999, and is a member of our Audit Committee and Nominating/Corporate Governance Committee. Dr. Huntress is currently Director of the Geophysical Laboratory at the Carnegie Institution of Washington in Washington, DC, where he leads an interdisciplinary group of scientists in the fields of high-pressure science, astrobiology, petrology and biogeochemistry. Prior to his appointment at Carnegie, Dr. Huntress served the Nation's space program as the Associate Administrator for Space Science at NASA from October 1993 through September 1998 where he was responsible for NASA's programs in astrophysics, planetary exploration, and space physics. During his tenure, NASA space science produced numerous major discoveries, and greatly increased the launch rate of missions. These discoveries include the discovery of possible ancient microbial life in a Mars meteorite; a possible subsurface ocean on Jupiter's moon Europa; the finding that gamma ray bursts originate at vast distances from the Milky Way and are extraordinarily powerful; discovery of massive rivers of plasma inside the Sun; and a wealth of announcements and images from the Hubble Space Telescope, which have revolutionized astronomy as well as increased public interest in the cosmos. Dr. Huntress also served as a Director of NASA's Solar System Exploration Division from 1990 to 1993, and as special assistant to NASA's Director of the Earth Science and Applications from 1988 to 1990. Dr. Huntress came to NASA Headquarters from Caltech's Jet Propulsion Laboratory ("JPL"). Dr. Huntress joined JPL as a National Research Council resident associate after receiving is B.S. in Chemistry from Brown University in 1964 and his Ph.D. in Chemical Physics from Stanford in 1968. He became a permanent research scientist at JPL in 1969. He and his JPL team gained an international reputation for their pioneering studies of chemical evolution in interstellar clouds, comets and planetary atmospheres. At JPL Dr. Huntress served as co-investigator for the ion mass spectrometer experiment in the Giotto Halley's Comet mission, and as an interdisciplinary scientist for the Upper Atmosphere Research Satellite and Cassini missions. He also assumed a number of line and research program management assignments while at JPL, and spent a year as a visiting professor in the Department of Planetary Science and Geophysics at Caltech.

Curt Dean Blake, *age 47*, was appointed to our Board of Directors as an independent director on September 5, 2000. He serves as our Audit Committee Chair and is a member of our Compensation Committee. Mr. Blake is CEO of GotVoice, Inc., a startup company in the voicemail consolidation and messaging business. From 1999 to 2002, Mr. Blake provided consulting services to various technology companies, including Apex Digital, Inc. and SceneIt.com. Mr. Blake acted as the Chief Operating Officer of the Starwave Corporation from 1993 until 1999, where he managed business development, finance, legal and business affairs, and operations for the world's most successful collection of content sites on the Internet. During that time, he developed business strategies, financial models, and structured and negotiated venture agreements for Starwave's flagship site, ESPN Sportszone, at that time the highest traffic destination site on the Internet. He also developed and negotiated venture agreements with the NBA, NFL, Outside Magazine and NASCAR to create sites around these brands. Mr. Blake negotiated the sale of a controlling interest in Starwave Corporation to Disney/ABC. Prior to Starwave, Mr. Blake worked at Corbis from 1992 to 1993, where he led the acquisitions and licensing effort to fulfill Bill Gates' vision of creating the largest taxonomic database of digital images in the world. Mr. Blake acted as General Counsel to Aldus Corporation from 1989 to 1992, where he was responsible for all legal matters of the $125 million public corporation and its subsidiaries. Prior to that, Mr. Blake was an attorney at Shidler, McBroom, Gates and Lucas, during which time he was assigned as onsite counsel to the Microsoft Corporation, where he was primarily responsible for the domestic OEM/Product Support and Systems Software divisions. Mr. Blake has an MBA and JD from the University of Washington.

General Howell M. Estes, III (USAF Retired), *age 63*, was appointed to our Board of Directors as an independent director on April 2, 2001, is Chair of our Nominating/Corporate Governance Committee and is a member of our Compensation Committee. General Estes retired from the United States Air Force in 1998 after serving for 33 years. At that time he was the Commander-in-Chief of the North American Aerospace Defense Command ("CINCNORAD") and the United States Space Command ("CINCSPACE"), and the Commander of the Air Force Space Command ("COMAFSPC") headquartered at Peterson AFB, Colorado. In addition to a Bachelor of Science Degree from the Air Force Academy, he holds a Master of Arts Degree in Public Administration from Auburn University and is a graduate of the Program for Senior Managers in Government at Harvard's JFK School of Government. Gen. Howell Estes is the President of Howell Estes & Associates, Inc., a wholly owned consulting firm to CEOs, Presidents and General Managers of aerospace and telecommunications companies worldwide. He serves as Vice Chairman of the Board of Trustees at The Aerospace Corporation. He served as a consultant to the

Defense Science Board Task Force on SPACE SUPERIORITY and more recently as a commissioner on the U.S. Congressional Commission to Assess United States National Security Space Management and Organization (the "Rumsfeld Commission").

Robert S. Walker, age 62, was appointed to our Board of Directors as an independent director on April 2, 2001. He currently sits on our Nominating/ Corporate Governance Committee. Mr. Walker has acted as Chairman of Wexler & Walker Public Policy Associates in Washington, D.C. since January 1997. As a former Congressman (1977-1997), Chairman of the House Science Committee, Vice Chairman of the Budget Committee, and a long-time member of the House Republican leadership, Walker became a leader in advancing the nation's space program, especially the arena of commercial space, for which he was the first sitting House Member to be awarded NASA's highest honor, the Distinguished Service Medal. Bob Walker is a frequent speaker at conferences and forums. His main issues include the breadth and scope of space regulation today, and how deregulation could unleash the telecommunications, space tourism, broadcast and Internet industries. Mr. Walker currently sits on the board of directors of Aerospace Corporation, a position he has held since March 1997. Wexler & Walker is a Washington-based, full-service government relations firm founded in 1981. Wexler & Walker principals have served in Congress, in the White House and federal agencies, as congressional staff, in state and local governments and in political campaigns. Wexler & Walker is a leader on the technology issues of the twenty-first century. During 2002, we incurred consulting fees with Hill and Knowlton, Inc., an affiliate of Wexler & Walker, in an aggregate amount of approximately $56,000. No fees have been paid to Hill and Knowlton since 2002.

Scott McClendon, age 66, was appointed to our Board of Directors as an independent director on July 19, 2002. He currently sits on our Audit Committee and Chairs our Compensation Committee. McClendon currently sits on the Board of Directors for Overland Storage, Inc., a public company, where he acts as chairman of the Board. He became the chairman after serving as president and chief executive officer from October 1991 to March 2001. Prior to joining Overland Storage, Inc., Mr. McClendon was employed by Hewlett-Packard Company for over 32 years in various positions of engineering, manufacturing, sales and marketing. In addition to SpaceDev and Overland Storage, Mr. McClendon is currently serving on the Board of Directors of Procera Networks, Inc., a public company, and Sicommnet, Inc., privately held high technology company. Mr. McClendon received a Bachelor of Science degree in electrical engineering in June 1960, and a Master of Science degree in electrical engineering in June 1962 from Stanford University School of Engineering.

Susan C. Benson, age 60, was appointed to our Board of Directors on April 12, 2005. Ms. Benson joined SpaceDev in 1997, serving as corporate secretary until 2003. From approximately 1998 to 2004, Ms. Benson was, in part, responsible for our investor relations and public relations activities, managing our strategic messaging to build industry and media awareness as well as strengthening shareholder relations. Prior to joining SpaceDev, Ms. Benson was the customer support manager for Compusearch Software Systems in McLean, Virginia from 1986 through 1995. Ms. Benson also served as secretary/treasurer of the Compusearch Software Systems Board of Directors. Ms. Benson currently sits on the Board of Directors of Space Development Institute, a non-profit organization founded by James W. Benson and Ms. Benson.

One of our independent directors currently sits on the board of directors of two other Reporting Companies. "Reporting Companies" include companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "1934 Act") or subject to the requirements of Section 15(d) of the 1934 Act, or any company registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act").

ADDITIONAL INFORMATION

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San Diego, CA 92108

Transfer Agent & Registrar

Continental Stock Transfer Company
17 Battery Place, 8th Floor
New York, NY 10004
Telephone 212.509.4000

Common Stock

Stock Symbol: SPDV
Listed: OTCBB

Annual Report on Form 10-KSB

Shareholders may obtain, without charge, a copy of SpaceDev's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission for the year ended December 31, 2004, by writing to:

SpaceDev, Inc. – Investor Relations
13855 Stowe Drive
Poway, CA 92064

For access to the SpaceDev, Inc. Investor Relations homepage on the Internet use the following URL: http://www.spacedev.com/invest

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SpaceDev, Inc. and Subsidiaries

Contents

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
SpaceDev, Inc.

We have audited the accompanying consolidated balance sheets of **SpaceDev, Inc. and Subsidiary** as of December 31, 2004 and 2003, respectively, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of **SpaceDev, Inc. and Subsidiary** as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ PKF
PKF
Certified Public Accountants
A Professional Corporation

San Diego, California
February 10, 2005

SpaceDev, Inc.
and Subsidiary

Consolidated Balance Sheets

December 31,		**2004**		2003
Assets				
Current Assets				
Cash (Note 10(a))	$	**5,068,601**	$	592,006
Accounts receivable (Note 10(b))		**620,097**		187,062
Inventory		**0**		9,961
Work in Progress		**0**		110,490
Total current assets		**5,688,698**		899,519
Fixed Assets - Net (Notes 1(g) and 2)		**279,381**		137,532
Capitalized Software Costs		**0**		-
Other Assets		**122,355**		47,768
Total Assets	**$**	**6,090,434**	$	1,084,819

The accompanying notes are an integral part of these consolidated financial statements.

SpaceDev, Inc. and Subsidiary

Consolidated Balance Sheets

December 31,		2004		2003
Liabilities and Stockholders' Equity				
Current Liabilities				
Current portion of notes payable (Note 4(a))	$	**36,670**	$	41,464
Current portion of capitalized lease obligations (Note 9(a))		**3,784**		10,332
Notes payable - related party (Note 4(b))		**0**		80,000
Accounts payable and accrued expenses		**338,809**		311,606
Accrued payroll, vacation and related taxes		**195,045**		84,001
Revolving line of credit (Note 4(c))		**0**		748,893
Employee Stock Purchase Plan (Note (7(b))		**9,332**		5,498
Other accrued liabilities (Note 9(b))		**207,262**		248,530
Total current liabilities		**790,902**		1,530,324
Notes Payable, Less Current Maturities (Note 4(a))		**9,457**		46,127
Capitalized Lease Obligations, Less Current Maturities (Note 9(a))		**1,469**		5,253
Notes Payable - Related Party, Less Current Maturities (Note 4(b))		**0**		505,522
Deferred Gain - Assets held for sale (Note 2)		**947,949**		1,065,221
Deferred Revenue (Note 1(f))		**5,000**		5,000
Total liabilities		**1,754,777**		3,157,447
Commitments and Contingencies (Note 9)				
Stockholders' Equity (Deficit)				
Convertible preferred stock, $.001 par value, 10,000,000 shares authorized, and 250,000 shares issued and outstanding (Note 8(a))		**250**		-
Common stock, $.0001 par value; 50,000,000 shares authorized, and 21,153,660 and 16,413,260 shares issued and outstanding, respectively (Note 8(b))		**2,114**		1,641
Additional paid-in capital		**18,739,090**		9,243,507
Additional paid-in capital - stock options (Note 8(d))		**750,000**		750,000
Deferred compensation (Note 8(d))		**(250,000)**		(250,000)
Accumulated deficit		**(14,905,797)**		(11,817,776)
Total stockholders' equity (deficit)		**4,335,657**		(2,072,628)
Total Liabilities and Stockholders' Equity	$	**6,090,434**	$	1,084,819

The accompanying notes are an integral part of these consolidated financial statements.

SpaceDev, Inc.
and Subsidiary

Consolidated Statements of Operations

Years Ending December 31,		2004	%		2003	%
Net Sales	**$**	**4,890,743**	**100.00%**	$	2,956,322	100.00%
Cost of sales		**3,820,683**	**78.12%**		2,414,997	81.69%
Gross Margin		**1,070,060**	**21.88%**		541,325	18.31%
Operating Expenses						
Marketing and sales expense		**418,831**	**8.56%**		394,974	13.36%
Research and development		**39,473**	**0.81%**		281,280	9.51%
Stock and stock option based compensation		**0**	**0.00%**		9,170	0.31%
General and administrative		**467,471**	**9.56%**		745,993	25.23%
Total Operating Expenses		**925,775**	**18.93%**		1,431,417	48.42%
Income/(Loss) from Operations		**144,285**	**2.95%**		(890,092)	-30.11%
Non-Operating Expense/(Income)						
Interest income		**(19,497)**	**-0.40%**		-	0.00%
Interest expense		**52,077**	**1.06%**		91,492	3.09%
Non-cash interest expense debt discount (Note 5)		**0**	**0.00%**		112,500	3.81%
Gain on Building Sale (Note 4(a))		**(117,272)**	**-2.40%**		(107,499)	-3.64%
Loan Fee - Equity Compensation (Note 4(c) & 5)		**3,254,430**	**66.54%**		257,882	8.72%
Total Non-Operating Expense/(Income)		**3,169,739**	**64.81%**		354,375	11.99%
Loss Before Income Taxes		**(3,025,454)**	**-61.86%**		(1,244,467)	-42.10%
Income tax provision (Notes 1(j) and 6)		**1,600**	**0.03%**		1,600	0.05%
Net Loss	**$**	**(3,027,054)**	**-61.89%**	$	(1,246,067)	-42.15%
Net Loss Per Share:						
Net loss	**$**	**(0.16)**		$	(0.08)	
Weighted-Average Shares Outstanding		**18,610,141**			16,092,292	

The accompanying notes are an integral part of these consolidated financial statements.

SpaceDev, Inc.
and Subsidiary

Consolidated Statements of Stockholders' Equity (Deficit)

	Preferred Stock		Common Stock	
	Shares	Amount	Shares	Amount
Balance at January 1, 2003	-	$ -	14,477,640	$ 1,447
Common stock issued for cash (Note 8(b))	-	-	861,267	86
Common stock issued from notes on revolving credit facility (Note 4(c))	-	-	415,000	42
Common stock issued for services (Note 8 (b))	-	-	7,500	1
Common stock issued from convertible debt program (Note 5 and 8(c))	-	-	614,853	61
Common stock issued from employee stock options (Note 7(b))	-	-	37,000	4
Warrants issued for convertible debt program (Note 5 and 8(c))	-	-	-	-
Net loss	-	-	-	-
Balance at December 31, 2003	-	-	16,413,260	1,641
Preferred Stock stock issued for cash (Note 8(a))	250,000	250	-	-
Common stock issued for cash from employee stock purchase plan (Note 8(b))	-	-	14,010	1
Common stock issued from notes on revolving credit facility (Note 4(c))	-	-	2,991,417	299
Common stock issued from employee stock options (Note 7(b))	-	-	1,005,035	100
Common stock issued from private placement memorandum warrants (Note 8(b))	-	-	115,085	12
Common Stock issued from convertible debt program warrants (Note 5 and 8(c))	-	-	614,853	61
Declared Dividends	-	-	-	-
Net loss	-	-	-	-
Balance at December 31, 2004	250,000	$ 250	21,153,660	$ 2,114

The accompanying notes are an integral part of these consolidated financial statements.

SpaceDev, Inc.
and Subsidiary

Consolidated Statements of Stockholders' Equity (Deficit)

		Additional Paid-in Capital		Additional Paid-In Capital - Stock Options		Deferred Compensation
Balance at January 1, 2003	$	8,302,803	$	750,000	$	(250,000)
Common stock issued for cash (Note 8(b))		425,856		-		-
Common stock issued from notes on revolving credit facility (Note 4(c))		354,679		-		-
Common stock issued for services (Note 8 (b))		9,169		-		-
Common stock issued from convertible debt program (Note 5 and 8(c))		368,850		-		-
Common stock issued from employee stock options (Note 7(b))		19,650		-		-
Warrants issued for convertible debt program (Note 5 and 8(c))		(237,500)				
Net loss		-				
		9,243,507		750,000		(250,000)
Balance at December 31, 2003						
Preferred Stock stock issued for cash (Note 8(a))		2,366,250				
Common stock issued for cash from employee stock purchase plan (Note 8(b))		12,626		-		-
Common stock issued from notes on revolving credit facility (Note 4(c))		4,752,079		-		-
Common stock issued from employee stock options (Note 7(b))		1,264,649		-		-
Common stock issued from private placement memorandum warrants (Note 8(b))		88,738		-		-
Common Stock issued from convertible debt program warrants (Note 5 and 8(c))		1,011,241		-		-
Declared Dividends		-		-		-
Net loss						
Balance at December 31, 2004	$	18,739,090	$	750,000	$	(250,000)

The accompanying notes are an integral part of these consolidated financial statements.

SpaceDev, Inc.
and Subsidiary

Consolidated Statements of Stockholders' Equity (Deficit)

		Accumulated Deficit		Total
Balance at January 1, 2003	$	(10,571,710)	$	(1,767,459)
Common stock issued for cash (Note 8(b))		-		425,942
Common stock issued from notes on revolving credit facility (Note 4(c))		-		354,721
Common stock issued for services (Note 8 (b))		-		9,170
Common stock issued from convertible debt program (Note 5 and 8(c))		-		368,911
Common stock issued from employee stock options (Note 7(b))		-		19,654
Warrants issued for convertible debt program (Note 5 and 8(c))		-		(237,500)
Net loss		(1,246,067)		(1,246,067)
Balance at December 31, 2003		(11,817,776)		(2,072,628)
Preferred Stock stock issued for cash (Note 8(a))		-		2,366,500
Common stock issued for cash from employee stock purchase plan (Note 8(b))		-		12,627
Common stock issued from notes on revolving credit facility (Note 4(c))		-		4,752,378
Common stock issued from employee stock options (Note 7(b))		-		1,264,749
Common stock issued from private placement memorandum warrants (Note 8(b))		-		88,750
Common Stock issued from convertible debt program warrants (Note 5 and 8(c))		-		1,011,302
Declared Dividends		(60,967)		(60,967)
Net loss		(3,027,054)		(3,027,054)
Balance at December 31, 2004	**$**	**(14,905,797)**	**$**	**4,335,657**

The accompanying notes are an integral part of these consolidated financial statements.

Years Ended December 31,		**2004**		2003
Cash Flows From Operating Activities				
Net loss	$	**(3,027,054)**	$	(1,246,067)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Depreciation and amortization		**83,531**		166,971
Gain on disposal of building		**(117,272)**		(107,499)
Non-cash interest expense - convertible debt program		**773,802**		131,411
Non-cash loan fees		**2,480,628**		126,471
Common stock issued for compensation and services		**-**		9,170
Change in operating assets and liabilities:				
Accounts receivable		**(433,035)**		(104,737)
Work in Progress		**110,490**		(110,490)
Prepaid and other current assets		**(74,587)**		(33,888)
Inventory		**9,961**		(8,232)
Convertible debt notes payable		**-**		130,661
Costs in excess of billings and estimated earnings		**-**		281,175
Interest on revolving line of credit		**18,349**		13,601
Accounts payable and accrued expenses		**27,203**		(286,874)
Accrued payroll, vacation and related taxes		**111,044**		(90,187)
Customer deposits and deferred revenue		**-**		(69,402)
Provision for anticipated loss		**-**		(11,044)
Interest - related party		**29,256**		47,023
Other accrued liabilities		**(102,235)**		126,919
Net cash provided by (used in) operating activities		**(109,919)**		(1,035,018)
Cash Flows From Investing Activities				
Change in investing activities:				
Proceeds from the sale of building		**-**		3,150,124
Purchases of fixed assets		**(225,380)**		(39,292)
Net cash provided by (used in) investing activities		**(225,380)**		3,110,832
Cash Flows From Financing Activities				
Principal payments on notes payable		**(41,464)**		(2,432,595)
Principal payments on capitalized lease obligations		**(10,332)**		(35,764)
Payments on notes payable - related party		**(427,280)**		(199,997)
Proceeds from revolving credit facility		**1,504,508**		963,542
Employee Stock Purchase Plan		**16,460**		5,498
Proceeds from issuance of preferred stock		**2,366,500**		-
Proceeds from issuance of common stock		**1,403,502**		445,596
Net cash provided by (used in) financing activities		**4,811,894**		(1,511,456)
Net increase in cash		**4,476,595**		564,358
Cash at Beginning of Year		**592,006**		27,648
Cash at End of Year	$	**5,068,601**	$	592,006

The accompanying notes are an integral part of these consolidated financial statements.

Years Ended December 31,		**2004**		2003
Supplemental Disclosures of Cash Flow Information:				
Cash paid during the year for:				
Interest	$	**313,978**	$	41,726
Income Taxes	$	**1,600**	$	1,600

Noncash Investing and Financing Activities:

During the years ending December 31, 2004 and 2003, the Company issued 2,991,417 and 415,000 shares of its common stock, respectively, to the Laurus Master Fund from conversions under its revolving credit facility, thereby realizing a corresponding reduction in current liabilities of approximately $2,271,750 and $228,500, respectively. The Company recorded additional non-cash loan fees of $2,480,628 and $126,471, respectively, and charged these fees to expense.

During the year ending December 31, 2004, the Company issued 614,853 shares of its common stock to the participates in its' prior convertible debt program from conversions of warrants, thereby receiving cash in the amount of $187,500. The Company recorded additional non-cash loan fees of $773,802 and charged these fees to expense.

During 2004 the Company converted $12,627 of employee stock purchase plan contributions into 14,010 shares of common stock.

During 2004 the Company declared dividends payable of $60,967 to the holder's of its preferred stock.

During 2003, the Company issued 7,500 shares of restricted stock for employee awards and services and for summer & student interns, and recorded expenses of $9,170.

During 2003, the Company issued 861,267 shares of stock under the Company's Private Placement Memorandum for cash of $425,942.

During 2003, the Company eliminated its convertible debt by repaying half of the notes in cash ($237,500) and having the note holders convert the other half into 614,853 shares of the Company's common stock. The Company recorded additional loan fees of $131,411 and charged these fees to equity.

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

(a) Nature of operations

SpaceDev, Inc. (the "Company") is engaged in the conception, design, development, manufacture, integration and operations of **space technology systems**, products and services. The Company is currently focused on the development of low-cost microsatellites, nanosatellites and related subsystems, and hybrid rocket propulsion as well as associated engineering and technical services, primarily to government agencies, and specifically to the United States Department of Defense. The Company's products and solutions are sold, mainly on a project-basis, directly to these customers, and include sophisticated micro- and nanosatellites, hybrid rocket-based orbital Maneuvering and orbital Transfer Vehicles as well as safe sub-orbital and orbital hybrid rocket-based propulsion systems. The Company believes there will be an evolving and developing commercial market for its space technology systems (e.g., its microsatellite and nanosatellite products and services) in the long-term. In the short-term, the early adopters of this technology appear to be in the United States Department of Defense and the Company's "products" are considered to be the outcome of specific projects. The Company is also designing and developing commercial hybrid rocket motors and small high performance space vehicles and subsystems for commercial and military customers.

The Company was incorporated under the laws of the State of Colorado on December 23, 1996 as Pegasus Development Group, Inc. ("PDGI"). SpaceDev, LLC of Colorado was originally formed in 1997 for commercial space exploration and was the sole owner of shares of common stock of SpaceDev (a Nevada corporation) ("SpaceDev"), formed on August 22, 1997. On October 22, 1997, PDGI issued 8,245,000 of its $0.0001 par value common stock for 100 percent (1,000,000 shares) of SpaceDev's common stock owned by SpaceDev, LLC. Upon the acquisition of the SpaceDev stock, SpaceDev was merged into PDGI and, on December 17, 1997, PDGI changed its name to **SpaceDev, Inc**. After the merger, SpaceDev, LLC, changed its name to SD Holdings, LLC on December 17, 1997. For accounting purposes, the transaction was accounted for as a reverse merger with the Company as the acquirer. Since SpaceDev had minimal assets prior to the merger, the transaction was accounted for as the sale of the Company's common stock for net assets of $1,232. The Company became publicly traded in October 1997 and is currently trading on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "SPDV."

In February 1998, the Company's operations were expanded with the acquisition of Integrated Space Systems, Inc. ("ISS"), a California corporation founded for the purpose of providing engineering and technical services related to space-based systems. The ISS employee base, acquired upon acquisition, largely consisted of former Atlas and General Dynamics personnel and enlarged the Company's then current employee base to 20 employees. ISS was purchased for approximately $3.6 million, paid in Rule 144 restricted common shares of SpaceDev. Goodwill of approximately $3.5 million was capitalized and was to be amortized over a period of sixty (60) months, based on the purchase price exceeding the net asset value of approximately $164,000. As a result of a change in corporate focus, on November 15, 2001, the Company determined that the unamortized balance of goodwill from ISS, which was approximately $923,000, had become impaired and it was written-off. While the ISS segment did provide small hybrid propulsion space systems and engineering services on separate contracts (mainly with government agencies), the engineering service contracts had expired and, therefore, would not be producing revenue or cash flow to support future operations. The Company determined that all future business, contracts and proposals would be sought after only in the SpaceDev name, making it a more efficient way for it to manage and track multiple contracts and work on many different business ventures at the same time within the same operating segment. The Company filed for dissolution of ISS in December 2003, since all activities had been integrated into SpaceDev, Inc.

The Company had working capital of $4,897,796 and incurred an operational profit of $144,285 as well as a net loss of $3,027,054 for the year ended December 31, 2004. For the year ended December 31, 2003, the Company had a working capital deficit of $630,805 and a loss from operations of $890,092 as well as a net loss of $1,246,067. On March 31, 2004, the Company was awarded a $43,362,271 contract from the Missile Defense Agency. Management intends to continue obtaining new commercial and government contracts and discontinue the utilization of its revolving credit facility. The Company may raise additional equity capital in a public or private offering in certain circumstances. There can be no assurance that existing contracts will be completed successfully or that new contracts or additional debt or equity financing that may be needed to fund operations will be available or, if available, obtained in sufficient amounts necessary to meet the Company's needs. Management does believe that current contracts will be sufficient to fund the Company through 2005 and beyond.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, SpaceDev Oklahoma, Inc., and former wholly-owned inactive subsidiary Integrated Space Systems, Inc., a California corporation. Integrated Space Systems was dissolved in December 2003 after all activities had been integrated into SpaceDev, Inc.

(c) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions, including estimates of anticipated contract costs and revenues utilized in the earnings recognition process, that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

(d) Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount net of write-offs and allowances for uncollectible accounts. The Company establishes an allowance for uncollectible accounts based on historical experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written-off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that balance will not be collected. At December 31, 2004 and 2003, the allowance for uncollectible accounts was $32,637 and $17,500 respectively.

(e) Software Development Costs

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalized the direct costs and allocated overhead associated with a software development product. Initial costs were capitalized as development costs prior to the design of a detailed program or working model. Costs incurred subsequent to the product release and development costs performed under contract were charged to operations. Beginning in the second quarter 2002, and completing in 2003, capitalized software costs were amortized over their estimated useful life of eighteen months using the straight-line method. Periodically, and at least annually, management performs a review for impairment in accordance with SFAS No. 144. As of December 31, 2003, the Company had fully amortized the capitalized software costs.

(f) Revenue recognition

The Company's revenues in 2004 and 2003 were derived primarily from United States government cost plus fixed fee (CPFF) contracts compared to a predominance of fixed price contracts prior to 2003. Revenues from the CPFF contracts during 2004 and 2003 were recognized as expenses were incurred. Estimated contract profits were taken into earnings in proportion to revenues recorded. Revenues under certain long-term fixed price contracts, which provide for the delivery of minimal quantities or require significant amounts of development effort in relation to total contract value, would be recorded upon achievement of performance milestones or using the cost-to-cost method of accounting where revenues and profits would be recorded based on the ratio of costs incurred to estimated total costs at completion. Losses on contracts would be recognized when estimated costs were reasonably determined. Actual results of contracts may differ from management's estimates and such differences could be material to the consolidated financial statements. Professional fees are billed to customers on a time and materials basis, a fixed price basis or a per-transaction basis depending on the terms and conditions of the specific contract. Time and material revenues are recognized as services are performed and costs are incurred.

Deferred revenue represents amounts collected from customers for projects, products or services to be provided at a future date.

(g) Depreciation and amortization

Fixed assets are depreciated over their estimated useful lives of three-to-five years using the straight-line method of accounting.

In December 2002, the Company entered an agreement to sell its interest in its only facility, which closed in January 2003. The escrow transaction included the sale of the land and building at 13855 Stowe Drive, Poway, CA 92064. In conjunction with the sale of its only facility in December 2002, the Company entered into a non-cancelable operating lease with the buyer to lease-back its facilities for ten years. The base rent is increased by 3.5% per year (see Note 2).

(h) Research and development

The Company is engaged in design and development activities with its commercial and government customers. The Company has SBIR (Small Business Innovation Research) grants from the government and continues to seek new SBIR opportunities. Costs incurred under SBIR grants are charged against revenues received under SBIR grants. Non-reimbursable research and development expenditures relating to possible future products are expensed as incurred. The Company incurred $39,473 in non-reimbursable research and development costs during 2004, as compared to $281,280 in non-reimbursable research and development costs during 2003.

(i) Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $1,113 and $1,460 in 2004 and 2003, respectively. Although the direct cost of advertising is low, the Company incurs costs related to general public relations and website development as part of its general and administrative expenses.

(j) Income taxes

Deferred income taxes are recognized for the tax consequences in future years of the differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the years in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the combination of the tax payable for the year and the change during the year in deferred tax assets and liabilities.

(k) Stock-based compensation

In October 1995, the FASB (Financial Accounting Standards Board) issued SFAS (Statements of Financial Accounting Standards) No. 123, "Accounting for Stock-Based Compensation." The Company adopted SFAS No. 123 in 1997. The Company has elected to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB (Accounting Principles Board) Opinion No. 25, "Accounting for Stock Issued to Employees," and has provided pro forma disclosures as if the fair value based method prescribed in SFAS No. 123 had been utilized. See Note 8(d). During December 2002, FASB issued SFAS No. 148 "Accounting for Stock Based Compensation – Transition and Disclosure," which amends SFAS No. 123 to require companies to elect to recognize fair value stock based compensation costs in their financial statements or to disclose the pro forma impact of those costs in the footnotes. If the Company had accounted for these options in accordance with SFAS No. 123, the total value of options granted during 2004 and 2003 would be amortized on a pro forma basis over the vesting period of the options. Thus, the Company's consolidated net loss would have been as follows:

Years Ending December 31

Net Loss:		2004		2003
As reported	$	**(3,027,054)**	$	(1,246,067)
Add: Stock based employee compensation expense included in reported net income	$	**-**	$	-
Deduct: Stock based employee compensation expense determined under the fair value based method for all awards	$	**(390,773)**	$	(234,525)
Pro forma	$	**(3,417,827)**	$	(1,480,592)
Loss per Share:				
As reported	$	**(0.16)**	$	(0.08)
Pro forma	$	**(0.18)**	$	(0.09)

(l) Common stock, stock options and warrants to non-employees

The Company has valued its stock, stock options and warrants issued to non-employees at fair value in accordance with the accounting prescribed in SFAS No. 123, which states that all transactions in which goods or services are received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

(m) Net loss per common share

Net loss per common share has been computed on the basis of the weighted average number of shares outstanding, according to the rules of SFAS No. 128, "Earnings per Share." Diluted net loss per share has not been presented, as the computation would result in anti-dilution.

(n) Financial instruments

The Company's financial instruments consist primarily of cash, T-bills, accounts receivable, capital leases and notes payable. These financial instruments are stated at their respective carrying values, which approximate their fair values.

(o) Segment reporting

The Company merged its Space Missions Division business segment and ISS business segment in 2002 and closed ISS in 2003. The Company has one other inactive subsidiary, SpaceDev Oklahoma, Inc. The Company follows the requirement of SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131").

(p) New accounting standards

In December 2004, FASB issued SFAS No. 123 (revised 2004) "Share Based Payment" (SFAS No. 123R), a revision to Statement No. 123, Accounting for Stock-Based Compensation which supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The revised SFAS 123 eliminates the alternative to use Opinion 25's intrinsic value method of accounting and, instead, requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. Furthermore, public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value as well as estimate the number of instruments for which the requisite service is expected to be rendered. Any incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair values before and after the modification. The Company has yet to determine the effect SFAS No. 123R may have on its financial statements, if any.

Effective as of December 31, 2004, the Company adopted the revised interpretation of Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," (FIN 46-R). FIN 46-R requires that certain variable interest entities be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company does not have any investments in entities it believes are variable interest entities for which the Company is the primary beneficiary.

(q) Inventory

Inventories are valued at the lower of cost or market using the average cost method, which approximates the first-in, first-out method of inventory valuation.

2. Fixed Assets

In December 2002, the Company entered an agreement to sell its interest in its only facility. As of December 31, 2002 the Company listed a receivable held for sale of $3,150,124 which was realized when the transaction closed in January 2003. The escrow transaction included the sale of the land and building at 13855 Stowe Drive, Poway, CA 92064.

In conjunction with the sale, the Company entered into a lease agreement with the buyer to lease-back its facilities (see Note 9(c)). The gain on the sale of the facility was deferred and will be amortized over the remaining term of the lease. Deferred gain of $1,172,720 will be amortized on a straight-line basis over ten (10) years beginning February 2003 and ending in February 2013. This amortization will be included in the Company's non-operating income and expense.

Fixed assets consisted of the following:

December 31,		**2004**		2003
Capital leases	**$**	**153,097**	$	153,097
Computer equipment		**383,512**		163,721
Building improvements		**14,124**		9,488
Furniture and fixtures		**6,224**		5,271
		556,957		331,577
Less accumulated depreciation and amortization		**(277,576)**		(194,045)
	$	**279,381**	$	137,532

Depreciation and amortization expense for fixed assets was approximately $83,500 and $53,000 for the years ending December 31, 2004 and 2003, respectively. Depreciation and amortization expense was higher during 2004 due to the purchase of new fixed assets, mainly new computer hardware and software, during 2004. Of the above depreciation, approximately $33,000 and $28,000, for the year ending December 31, 2004 and 2003, respectively, was for depreciation on equipment under capital leases.

3. Acquisitions

All acquisitions have been accounted for using the purchase method of accounting and intangible assets were amortized using the straight-line method. Initial purchase price included stock issued at the date of acquisition, direct acquisition costs and any guaranteed future consideration.

(a) AMROC

On August 14, 1998, the Company entered an Agreement for License and Purchase of Technology from American Rocket Company (AMROC) with an unrelated individual who had obtained ownership of such technology from AMROC. The intellectual property acquired was hybrid rocket technology that has been modified and may be used in the future operations of the Company. Upon execution of the Agreement, the Company issued the seller a warrant to purchase 25,000 shares of restricted common stock at a strike price equal to 50% of the market price of the common stock on the issuance date. This warrant expired in 2003 having been unexercised.

For each of the three years following the Agreement date, the licensor received warrants to purchase 25,000 shares of restricted common stock. In the fourth through tenth year following the Agreement date, the licensor may receive a warrant to purchase a number of shares, if revenue is generated from the acquired technology. All revenue based warrants are earned at a rate of one share per $125 of revenue generated from the technology acquired. Under the terms of the Agreement, the minimum number of shares to be issued is 100,000 and the maximum consideration shall not exceed warrants to purchase 3,000,000 shares of common stock or $6,000,000 in recognized value. Recognized value is the sum of (a) the cumulative difference between the market price of the common stock and the strike price and (b) the cumulative difference between the market price on the date of exercise and the strike price for each warrant previously exercised. To date, no revenue has been generated from the acquired technology.

The Company valued the warrants using the fair value method as prescribed by SFAS No. 123. Under this method, the Company used the risk-free interest rate at the date of grant, the expected volatility of the stock, the expected dividend yield on the stock and the expected life of the warrants to determine the fair value of the warrants. The risk-free rate of interest used to value the initial issuance was 5.4 percent, a zero percent dividend yield was assumed and the expected life of the warrants was five years from the date of issuance. This calculation resulted in a fair value of $24,500 and was used as the value of the intangible assets acquired. All warrants are immediately exercisable after issuance and expire on the fifth anniversary of their issuance.

Other intangible assets consisted of the following:

December 31,	**2004**	2003
Other intangibles	**$0**	$116,292
Less accumulated amortization	**0**	(116,292)
	$0	$0

The Company's intangible assets were fully amortized in 2003. Amortization expense was approximately $11,000 for 2003.

4. Notes Payable

(a) Building and settlement notes

In December 2002, the Company entered into an agreement to sell its ownership interest in its only facility. The transaction closed in January 2003. The escrow transaction included the sale of the land and building at 13855 Stowe Drive, Poway, CA 92064. In conjunction with the sale, the Company entered into a lease agreement with the buyer to leaseback its facilities. Net fixed assets were reduced by approximately $1.9 million and notes payable were reduced by approximately $2.4 million, while a deferred gain was recorded. The Company's Chief Executive Officer provided a guarantee for the leaseback. The gain of $1,172,720 on the sale of the facility was deferred and is being amortized on a straight-line basis over the ten (10) year term of the lease at the rate of $117,272 per year. As of December 31, 2004 and 2003, the deferred gain was $947,949 and $1,065,221, respectively. This amortization will be included in the Company's non-operating income and expense and totaled $117,272 in 2004 and $107,499 in 2003.

Deferred Gain consisted of the following:

December 31,	**2004**	2003
Deferred Gain	**$ 1,172,720**	$ 1,172,720
Less Amortization	**(224,771)**	(107,499)
	$ 947,949	$ 1,065,221

In 2001, the Company entered into three settlement loan agreements with various vendors. The total of $171,402 for all three loans called for payment between 24 and 50 months with interest that ranged from 0% to 8%. At December 31, 2004 and 2003, the outstanding balances on these notes were $46,127 and $87,591, with interest expense of $3,258 and $4,956, respectively.

Future minimum principal payments on notes payable are as follows:

Year Ending December 31,		
	2005	$ 36,670
	2006	9,457
	2007	0
Total Settlement Notes		$ 46,127

(b) Related parties

The Company had a note payable to its CEO. At December 31, 2004 and 2003, the balances were $0 and $585,522, respectively, with accrued interest of 10%. The note was amended on March 20, 2000 to call for annual payments of not less than $80,000 per year with interest at 10%. As part of the Company's preferred stock offering (see Note 8(a)), the note was paid in full during the third quarter of 2004.

Interest expense on this note was $29,256 and $47,023 for 2004 and 2003, respectively.

(c) Revolving Credit Facility.

On June 3, 2003, the Company entered into a Security Agreement, Secured Convertible Note, Registration Rights Agreement and Common Stock Purchase Warrant, with the Laurus Master Fund, Ltd. ("Laurus"), which were filed on Form 8-K dated June 18, 2003. Pursuant to the agreements, the Company received a $1 million revolving credit facility in the form of a three-year Convertible Note secured by its assets subject to the amount of eligible accounts receivables. The net proceeds from the Convertible Note were used for general working capital purposes. Advances on the Convertible Note are repaid at the Company's option, in cash or through the issuance of the Company's shares of common stock provided the market price is 118% of the fixed conversion price or greater. The Convertible Note carries an interest rate of Wall Street Journal Prime plus 0.75% on any outstanding balance. In addition, the Company is required to pay a collateral management payment of 0.55% of the average aggregate outstanding balance during the month plus an unused line payment of 0.20% per annum. Approximately $19,500 in interest and approximately $5,000 in fees were expensed under the revolving credit facility in 2004. There was no outstanding balance on the revolving credit facility at December 31, 2004.

The Company filed a Form SB-2 registration statement on July 25, 2003 in connection with this transaction. The shares were registered with the Securities and Exchange Commission ("SEC") for public resale on August 6, 2003. Once the market price exceeded 118% of the fixed conversion price, which occurred on or about July 21, 2003, the Company obtained the ability to pay amounts outstanding under the revolving credit facility in cash or shares of its common stock at the fixed conversion price.

The Convertible Note includes a right of conversion in favor of Laurus. Laurus has exercised its conversion rights from time to time on outstanding balances. When Laurus chooses to exercise its conversion rights, the Convertible Note is convertible into shares of the Company's common stock at a fixed conversion price, subject to adjustments for stock splits, combinations and dividends and for shares of common stock issued for less than the fixed conversion price (unless exempted pursuant to the agreements). The Agreement was modified on March 31, 2004 to provide for a six-month waiver of the accounts receivable restrictions and a fixed conversion price to Laurus of $0.85 per share on the first $500,000 after the first $1 million. The agreement was further modified on August 25, 2004 to provide for a fixed conversion price to Laurus of $1.00 per share on the next $1 million. Thereafter, the fixed conversion price will be adjusted after conversion of a total of $2.5 million to 103% of the then fair market value of our common stock ("Adjusted Fixed Conversion Price").

Laurus converted 2,991,417 shares to reduce the Company's debt by $2,271,750 for the twelve-month period ending December 31, 2004. Laurus converted a total of 3,406,417 shares to reduce the debt by $2,500,000 since the inception of the revolving credit facility. For the twelve-month period ending December 31, 2004, the Company expensed $2,480,628 for the non-cash loan fee based on the fair market value of the stock when Laurus converted and $2,607,099 for the non-cash loan fee expense since the inception of the revolving credit facility. The fair market value used in 2003 was established using a 20% discount to the closing price on the date of conversion based on the restricted and thinly-traded nature of the Company stock in 2003 and the fair market value used in 2004 was established using the closing price on the date of conversion with no discount taken due to the increased volume in the Company's stock.

Availability of funds under the revolving credit facility is based on the Company's accounts receivable, except as waivers are provided by Laurus. An initial three (3) month waiver was offered by Laurus, under which Laurus permitted a credit advance up to $300,000, which amount would have otherwise exceeded eligible accounts receivable during the period. Laurus subsequently extended the waiver for two additional six (6) month periods, under which Laurus permitted a credit advance up to $1 million, which amount would have otherwise exceeded eligible accounts receivable during the period. The revolving credit facility is secured by all of the assets of the Company.

In conjunction with this transaction, Laurus was paid a fee of $20,000 for the first year, which was expensed as additional interest expense in 2003. The Company was required to pay a continuation fee of $10,000 each year thereafter. In addition, Laurus received a warrant to purchase 200,000 shares of the Company's common stock for the initial $1 million revolving credit facility, as stated herein. The warrant exercise price was computed as follows: $0.63 per share for the purchase of up to 125,000 shares; $0.69 per share for the purchase of an additional 50,000 shares; and $0.80 per share for the purchase of an additional 25,000 shares. The warrant exercise price may be paid in cash, in shares of the Company's common stock, or by a combination of both. The warrant expiration date is June 3, 2008. The warrant exercise price and the number of shares underlying the warrant are subject to adjustments for stock splits, combinations and dividends.

In addition to the initial warrant, the Company was obligated to issue an additional five-year warrant to Laurus to purchase one share of common stock at an exercise price equal to 125% of the Adjusted Fixed Conversion Price for every ten dollars ($10) in principal of the Convertible Note converted into common stock if and when over $1 million was converted under the revolving credit facility. The value of the warrant was determined when issued, and was treated as additional interest expense and is being amortized over the remaining term of the Convertible Note, unless sooner terminated. On June 18, 2004, the Company issued an additional warrant to purchase 50,000 shares at an exercise price of $1.0625 per share in relation to the $500,000 revolving credit facility expansion convertible at $0.85 per share. Since no more than an aggregate of 100,000 shares of the Company's common stock were authorized as additional warrants under the Laurus Agreements, on August 25, 2004, the Company issued an additional warrant to purchase 50,000 shares at an exercise price of $1.925 per share in relation to the $1 million revolving credit facility expansion convertible at $1.00 per share.

The Company may terminate its agreements with Laurus before the end of the initial three year term and Laurus will release its security interests upon payment to Laurus of all obligations, if the Company has: (i) provided Laurus with an executed release of all claims which the Company may have under the agreements; and, (ii) paid to Laurus an early payment fee in an amount equal to (x) three percent (3%) of the Capital Availability Amount if such payment occurs after the first anniversary (i.e., June 3, 2004) and prior to the second anniversary of the Initial Term; and, (y) two percent (2%) of the Capital Availability Amount if such payment occurs after the second anniversary and prior to the end of the Initial Term. The early payment fee is also due and payable by the Company to Laurus if the Company terminates its Agreement after the occurrence of an Event of Default, as defined in the agreements.

As stated above, in conjunction with the Company's Preferred Stock financing on August 25, 2004, Laurus agreed to extend the revolving credit facility reported on Form 8-K filed June 18, 2003 from $1.0 million to $1.5 million. The first $1.0 million converted under the revolving credit facility was converted last year and earlier this year at a rate of $0.55 per share during 2003 and 2004. On March 31, 2004, the conversion price for the next $500,000 under the revolving credit facility was set at $0.85 per share. The next $1 million under the revolving credit facility was convertible at a rate of $1.00 per share. There was no balance on the revolving credit facility at December 31, 2004.

5. Convertible Debentures

From October 14, 2002 through November 14, 2002, the Company sold an aggregate of $475,000 of 2.03% convertible debentures to various directors and officers of the Company. The total funding was completed on November 14, 2002. The convertible debentures entitled the holder to convert the principal and unpaid accrued interest into the Company's common stock when the note matured. The maturity on the notes was six (6) months from issue date. On March 25, 2003, an amendment was executed which extended these notes an additional six (6) months. The convertible debentures were exercisable into a number of the Company's common shares at a conversion price that equals the 20-day average ask price less 10%, which was, established when the note was issued, or the initial conversion price.

Concurrent with the issuance of the convertible debentures, the Company issued warrants to purchase up to 1,229,705 shares of the Company's common stock to the subscribers. These warrants are exercisable for three (3) years from the date of issuance at the initial exercise price which is equal to the 20-day average ask price less 10%, which was established when the note was issued, or the initial conversion price of the notes. Upon issuance, the issued warrants were valued using the Black-Scholes pricing model based on the expected fair value at issuance and the estimated fair value was recorded as debt discount. As a result of the change to the maturity date of the convertible debt, the amortization period for the debt discounts was also extended during the first quarter in 2003.

On September 5, 2003, the Company repaid one-half of the convertible notes, with the condition that the note holders convert the other half. Also, as a condition of the partial repayment, the note holders were required to relinquish one-half of the previously issued warrants. Finally, as additional consideration for the transaction, the note holders were offered 5% interest on their notes, rather than the stated 2.03%. All the note holders accepted the offer and the convertible notes were retired. As of December 31, 2003, the Company recorded a credit of $88,408, as debt discount recovery; therefore, for the year ending December 31, 2003, the debt discount expense was $112,500. The Company also expensed $131,411 for non-cash loan fee expense. Fair market value of the stock was determined by discounting the closing market price on the date of the transaction by 20%, based on the nature of the restricted securities.

Convertible debentures - beginning balance		$ 475,000
Total interest expense incurred	$ 20,236	
Accrued interest paid - current year	$ (18,161)	
Accrued interest paid - prior year	$ (2,075)	
Convertible debtures paid	$ (237,500)	
Convertible debtures converted	$ (237,500)	
	$ (475,000)	
Convertible debentures - ending balance		$0

Debt discount (Warrants) - beginning balance		$ 475,000
Amount forfeited	$ (237,500)	
Amount expensed prior year	$ (125,000)	
Amount expensed current year	$ (267,879)	
Current year - adjustment	$ 155,379	
	$ (475,000)	
Debt discount (Warrants) - ending balance		$0

As of December 31, 2004, all of the warrants under the convertible debt program had been converted to equity and the Company received approximately $50,000 in cash, received the reduction in $187,500 in related party debt and expensed $773,802 in non-cash loan fees.

6. Income Taxes

Deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial and tax reporting purposes. The deferred tax asset of $2,350,000 and $2,190,000 as of December 31, 2004 and 2003, respectively, consisted primarily of the income tax benefits from net operating loss and capital loss carryforwards, amortization of goodwill and research and development credits. A valuation allowance has been recorded to fully offset the deferred tax asset as it is more likely than not that the assets will not be utilized. The valuation allowance increased approximately $128,000 in 2004 from $2,190,000 at December 31, 2003 to $2,318,000 at December 31, 2004.

Significant components of the benefit for income taxes for the years ended December 31, 2004 and 2003 are as follows:

2004	2003
-	-
1,600	1,600
1,600	1,600
-	-
-	-
-	-
$ 1,600	$ 1,600

At December 31, 2004, the Company had federal and state tax net operating loss and capital loss carryforwards of approximately $4,826,000 and $2,146,000, respectively. The federal and state tax loss carryforwards will expire in 2012 and 2007, respectively, unless previously utilized. The State of California has suspended the utilization of net operating loss for 2003 and limited them in 2004.

A reconciliation of the statutory income tax rates and the Company's effective tax rate is as follows:

Years Ended December 31,	**2004**	2003
Statutory U.S. federal rate	**35.0%**	34.0%
State income taxes - net of federal benefit	**5.7%**	5.8%
Permanent differences	**(37.8%)**	-
Change in valuation allowance	**(2.9%)**	(39.8%)
Provision for income taxes	**0.0%**	0.0%

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets consist of the following:

December 31,	**2004**	2003
Deferred tax assets:		
Loss carryforwards	**$1,765,000**	$ 1,588,000
Deferred gain on sale of building	**416,000**	435,000
Temporary differences	**77,000**	127,000
Research and development credits	**92,000**	40,000
Gross deferred tax assets	**2,350,000**	2,190,000
Deferred tax liability	**(32,000)**	-
Valuation allowance	**(2,318,000)**	(2,190,000)
	$ -	$ -

As of December 31, 2004, the Company recorded a valuation allowance of $214,000 related to deferred tax assets created by the exercise and/or disposition of employee stock options in recent periods. The deferred tax asset originating from deductions for the exercise and/or disposition of stock options and the related valuation allowance have been recorded against additional paid-in capital and did not effect the net earnings for the period. Any tax benefits realized from the reduction of this valuation allowance will be recorded to additional paid-in capital.

Pursuant to Internal Revenue Code Section 382, the Company's use of its net operating loss carryforwards may be limited as a result of cumulative changes in ownership of more than 50% over a three year period.

The Company has unused U.S. and state tax credits of approximately $52,000 and $39,000, that begin to expire 2013 and 2008, respectively.

7. Employee Benefit Plan

(a) Profit sharing 401(k) plan

During 2004, the Company amended their previous 401(k) retirement savings plan from 1997 for its employees, which allows each eligible employee to voluntarily make pre-tax salary contributions up to 93% of their compensation or $13,000 per year, whichever is lower, for the year ending December 31, 2004. The Company has elected to begin making a matching contribution of 10% of employee contributions, which matching portion vests over 5 years as specified in the plan amendment. During 2004 and 2003, the Company contributed $2,705 and $0 to the Plan.

(b) Incentive stock option and employee stock purchase plans

At its 1999 Annual Stockholder Meeting, the shareholders adopted an Incentive Stock Option Plan under which its Board of Directors had the ability to grant its employees, directors and affiliates Incentive Stock Options, non-statutory stock options and other forms of stock-based compensation, including bonuses or stock purchase rights. Incentive Stock Options, which provided for preferential tax treatment, were only available to employees, including officers and affiliates, and were not issued to non-employee directors. The exercise price of the Incentive Stock Options is 100% of the fair market value of the stock on the date the options were granted. Pursuant to our plan, the exercise price for the non-statutory stock options were not less than 85% of the fair market value of the stock on the date the option was granted. The Company is required to reserve an amount of common shares equal to the number of shares, which may be purchased as a result of awards made under the Plan at any time.

At the 2000 Annual Stockholder Meeting, the shareholders approved an amendment to the Stock Option Plan of 1999, increasing the number of shares eligible for issuance under the Plan to 30% of the then outstanding common stock to 4,184,698 and allowing the Board of Directors to make annual adjustments to the Plan to maintain a 30% ratio to outstanding common stock at each annual meeting of the Board of Directors. The Board, at its annual meetings in 2004 and 2003, made no adjustment, as a determination was made that the number of shares then available under the Plan was sufficient to meet the Company's needs.

At the 2004 Annual Stockholder Meeting, the shareholders approved the 2004 Stock Option Plan authorizing options on 2,000,000 shares be set apart under this plan. As of December 31, 2004, 6,184,698 shares were authorized for issuance under both plans, 3,878,766 of which were subject to outstanding options and awards. Shares issuable under the 1999 plan were registered with the U.S. Securities & Exchange Commission on Form S-8. A Form S-8 registration statement for shares issuable under the 2004 plan will be filed simultaneously with this report.

During 2004, the Company issued non-statutory options to purchase 287,000 shares to its independent directors for attendance at its 2003 Board of Directors meetings. In addition to the Stock Option Plan of 1999, the shareholders adopted the 1999 Employee Stock Purchase Plan with 1,000,000 shares reserved under the plan and authorized the Board of Directors to make twelve consecutive offerings of our common stock to its employees. The 1999 Employee Stock Purchase Plan has been instituted and the first employees enrolled in the plan in August 2003. The first shares of common stock were issued under the Plan in February 2004. The exercise price for the Stock Purchase Plan will not be less than 85% of the fair market value of the stock on the date the stock is purchased. During 2004 and 2003 employees contributed $16,464 and $6,440 to the employee stock purchase plan, and 14,010 and 0 shares were issued under the plan as of December 31, 2004 and 2003, respectively. The 1999 Employee Stock Purchase Plan was to expire in June 2005; however, the Board of Directors extended the plan for another year at their Board meeting in November 2004.

8. Stockholders' Equity

(a) Convertible preferred stock

On August 25, 2004, the Company entered into a Securities Purchase Agreement with the Laurus Master Fund, Ltd., whereby the Company issued 250,000 shares of its Series C Non-Redeemable Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock"), to Laurus for an aggregate purchase price of $2,500,000 or $10.00 per share (the "Stated Value"). The preferred shares are convertible into shares of the Company's $0.0001 par value common stock at a rate of $1.54 per share at any time after the date of issuance, and pay quarterly, cumulative dividends at a rate of 6.85% with the first payment due on January 1, 2005. As of December 31, 2004, approximately $61,000 has been accrued for dividends and are payable in cash or shares of our common stock at the holder's option with the exception that dividends must be paid in shares of our common stock for up to 25% of the aggregate dollar trading volume if the fair market value of the Company's common stock for the 20-days preceding the conversion date exceeds 120% of the conversion rate. The preferred shares are redeemable by the Company in whole or in part at any time after issuance for (a) 115% of the Stated Value if the average closing price of the common stock for the 22 days immediately preceding the date of conversion does not exceed the conversion rate or (b) the Stated Value if the average closing price of our common stock for the 22 days immediately preceding the date of conversion exceeds the Stated Value. The preferred shares have a liquidation right equal to the Stated Value upon the Company's dissolution, liquidation or winding-up. The preferred shares have no voting rights.

In conjunction with the Preferred Shares, the Company issued a five-year common stock purchase warrant to Laurus for the purchase of 487,000 shares of the Company's common stock at an exercise price of $1.77 per share. The Company registered all of the shares of its common stock underlying the Preferred Shares and the warrant, as well as an estimated number of shares payable as dividends on the Preferred Shares, for resale.

(b) Common stock

During 2004 and 2003, the Company issued 0 and 7,500 shares, respectively, of its common stock for employee awards and services and for summer and student interns, and recorded expenses of $0 and $9,170, respectively. The fair value of the shares issued was calculated using the closing price on the date of issuance.

On November 5, 2000, the Company commenced a private placement offering (PPO) for a maximum of 1,000,000 shares of the Company's $0.0001 par value common stock and warrants to purchase an additional 1,000,000 shares of common stock (the "Units"). The offering price of the Unit(s) was the five-day average of the bid and ask price for the Company's common stock on the date of issuance, with a minimum per Unit price of $1.00. The warrants allowed the holder to acquire additional shares at $0.50 above the offering price of the shares. The Company sold to one related-party investor under these terms.

On March 2, 2001, the PPO price was amended to the average of the high bid prices on the date of issuance and four preceding days, with no minimum per share price, and the warrants were amended to allow the holder to acquire additional shares at the Unit price.

The Company sold 153,060 Units under the PPO during 2002 for $75,000.

On January 16, 2003 and February 14, 2003, pursuant to an extension of the PPO, the Company sold 665,188 and 196,079 Units, respectively. The Company received approximately $326,000 and $100,000, respectively, for the Units sold under the PPO during the first quarter 2003. The PPO was subsequently closed.

(c) Warrants

Concurrent with the issuance of the convertible debentures from October 2002 through November 2002, the Company issued to subscribers warrants to purchase up to 1,229,705 shares of the Company's common stock. On September 5, 2003, the Company repaid one-half of the convertible notes, with the condition that the note holders would convert the other half. As a condition of the partial repayment, the note holders were required to relinquish one-half of the previously issued warrants reducing the total warrants issued under the convertible debt program to 614,853. These warrants are exercisable for three (3) years from the date of issuance at the initial exercise price, which is equal to the 20-day average asking price less 10% established when the notes were issued. Upon issuance the warrants were valued using the Black-Scholes pricing model based on the expected fair value at issuance and the estimated fair value was also recorded as debt discount. As of December 31, 2004, all of the warrants under the convertible debt program had been converted and the Company received $237,500 in cash and expensed $773,802 in non-cash loan fees. As of December 31, 2004, the Company had other warrants outstanding issued as part of its private placement and other equity raising ventures as well as services that allow the holders to purchase up to 2,363,827 shares of common stock at prices between $0.435 and $2.79 per share. The warrants may be exercised any time within three (3) and five (5) years of issuance.

(d) Stock options

On November 21, 1997, the Company entered into a five (5) year employment agreement with its CEO. As part of the employment agreement, the Company granted options to the CEO to purchase up to 2,500,000 shares of the Company's $0.0001 par value restricted common stock.

The options are subject to the following vesting conditions, which were amended on January 21, 2000, and further amended on July16, 2000 with an option for the board to award an additional 1,500,000 options at a later date:

	Number Of shares	Vesting Conditions	Exercise price per share
Granted Options:			
	500,000	Currently vested	$1.00
	500,000	Obtaining $6,500,000 additional equity capital	$1.50
	500,000	Financing and executing a definitive space launch agreement	$2.00
	500,000	Launching of first lunar or deep-space mission	$2.50
	500,000	Successful completion of first lunar or deep-space mission	$3.00
Options to be Granted upon the Occurrence of Certain Events:			
	250,000	Upon the Company's market capitalization reaching $250 million	$5.00
	500,000	Upon the Company's market capitalization reaching $500 million	$10.00
	750,000	Upon the Company's market capitalization reaching $1 billion	$20.00

All options expire ten (10) years from date of second amendment i.e., July 16, 2000.

In accordance with APB 25, the Company recognized $500,000 of compensation expense and $250,000 of deferred compensation in 1997. The options granted to the CEO are subject to vesting conditions and have exercise prices between $1.00 and $3.00 per share.

On August 27, 2001, as part of an annual review process, an additional 10,000 options were granted to the CEO at the exercise price of $0.9469 per share with a set vesting schedule of 3,333 shares per year after issuance with the third year having 3,334 options vest. These options expire five (5) years from grant date.

The following summarizes stock option activity related to all of the option plan and employee compensation agreements:

	Options Outstanding		Weighted Average Exercise Prices
Balance at January 1, 2003	5,448,772	$	0.91
Granted	1,219,615		0.76
Exercised	(37,000)		0.53
Expired	(1,006,580)		0.52
Balance at December 31, 2003	5,624,807		1.39
Granted	2,218,500		1.23
Exercised	(1,005,035)		1.26
Expired	(459,506)		1.04
Balance at December 31, 2004	6,378,766	$	1.50

The weighted average fair value of options granted to employees under the 1999 Incentive Stock Option Plan and the 2004 Equity Incentive Plan during 2004 and 2003 was $1.23 and $0.76, respectively. At December 31, 2004 and 2003, there were 1,900,460 and 2,266,520 options exercisable at a weighted average exercise price of $0.83 and $1.05 per share, respectively. The weighted average remaining life of outstanding options under the plan at December 31, 2004 was 4.40 years.

Range of Exercise Price	Number of Shares Outstanding	Weighted-Average Remaining Contractual Life of Shares Outstanding	Number of Shares Exercisable		Weighted-Average Exercisable Price Exercisable Price
$0.42-0.99	2,317,413	3.92	1,036,607	$	0.64
1.00-1.99	2,459,131	4.53	861,631		1.05
2.00-2.99	1,102,222	5.11	2,222		2.25
3.00-3.50	500,000	5.05	-		-
	6,378,766	4.40	1,900,460	$	0.83

The Company has elected to account for its stock-based compensation plans under APB 25. However, the Company has computed, for pro forma disclosure purposes, the value of all options granted during 2004 and 2003 using the minimum value method as prescribed by SFAS No. 123. Under this method, the Company used the risk-free interest rate at date of grant, the expected volatility, the expected dividend yield and the expected life of the options to determine the fair value of options granted. The risk-free interest rates ranged from 6.0% to 6.5%; expected volatility of 117% and the dividend yield was assumed to be zero, and the expected life of the options was assumed to be three to five years based on the average vesting period of options granted.

9. Commitments and Contingencies

(a) Capital leases

The Company leases certain equipment under non-cancelable capital leases, which are included in fixed assets as follows:

December 31,	**2004**	2003
Computer equipment	**$153,097**	$153,097
Less accumulated depreciation	**(136,640)**	(103,857)
	$16,457	$49,240

Future minimum lease payments are as follows:

Year Ending December 31, 2004		
2005	$	4,425
2006		1,526
2007		-
2008		-
Thereafter		-
Total minimum lease payments		5,951
Amount representing interest		698
Present value of minimum lease payments		5,253
Total obligation		5,253
Less current portion		(3,784)
Long-term portion	$	1,469

(b) Other accrued liabilities

During 2004 and 2003, the Company accrued expenses in connection with current projects, our preferred stock sale, and other commitments. The total of these accruals were $207,262 and $248,530 as of December 31, 2004 and 2003, respectively.

In November 2002, the Company entered an agreement to sell its interest in its only facility. The transaction closed in January 2003. The escrow transaction included the sale of the land and building at 13855 Stowe Drive, Poway, CA 92064. The fees that were incurred for the sale of the building were $121,311 and were recorded as other accrued liabilities. The fees include broker fees, escrow and title fees and property taxes.

(c) Building lease

In conjunction with the sale of its only facility, the Company entered into a non-cancelable operating lease with the buyer to lease-back its facilities for ten (10) years (see Note 2). The base rent was $25,678 per month at lease inception and is currently $26,577 as of December 31, 2004 and will continue to increase by 3.5% per year. Mr. Benson, the Company's CEO, provided a guarantee for the leaseback.

10. Concentrations

(a) Credit risk

The Company maintains cash balances at various financial institutions primarily located in San Diego, California and New York, New York. The accounts at these institutions are secured by the Federal Deposit Insurance Corporation up to $100,000. The Company has not experienced any losses in such accounts.

(b) Customer

During 2004 and 2003, the Company had two and three major customers that accounted for sales of approximately $3,737,000, or 76% and $1,782,600 or 60% of consolidated revenue, respectively. At December 31, 2004 and 2003, the amount receivable from these customers was approximately $612,900 and $160,200, respectively.

(c) Contract

In November 1999, the Space Missions Division was awarded a turnkey mission contract by the Space Sciences Laboratory at the University of California at Berkeley worth as of December 31, 2002 approximately $7.2 million, including two change orders worth approximately $412,000 on June 12, 2002 and October 7, 2002. This contract represented 14% of the Company's revenue in 2003. The contract concluded on December 31, 2003.